Exhibit 2.1

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

among

MIDAMERICAN ENERGY HOLDINGS COMPANY,

SILVER MERGER SUB, INC.

and

NV ENERGY, INC.

Dated as of May 29, 2013

i

ii

Annex I	Defined Terms

iii

AGREEMENT AND PLAN OF MERGER, dated as of May 29, 2013 (this “Agreement”), by and among MidAmerican Energy Holdings Company, an Iowa corporation (“Parent”), Silver Merger Sub, Inc., a Nevada corporation and a wholly owned Subsidiary of Parent (“Sub”), and NV Energy, Inc., a Nevada corporation (the “Company”). Certain capitalized terms used in this Agreement are defined in Annex I and other capitalized terms used in this Agreement are defined elsewhere in this Agreement.

RECITALS

WHEREAS, the respective boards of directors of Parent, Sub and the Company have each approved the merger of Sub with and into the Company (the “Merger”) upon the terms and subject to the conditions set forth in this Agreement and in accordance with the Nevada Revised Statutes (the “NRS”), whereby each issued and outstanding share of Common Stock, par value $1.00 per share, of the Company (the “Company Common Stock”), other than shares of Company Common Stock owned by Parent, Sub, the Company or any of their respective Subsidiaries will be converted into the right to receive the Merger Consideration;

WHEREAS, the board of directors of each of Sub and the Company has (i) determined that this Agreement and the Merger are advisable and in the best interests of such corporation and its stockholders, (ii) adopted this Agreement and the Merger and (iii) recommended that its stockholders approve this Agreement; and

WHEREAS, each of Parent, Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants and subject to the conditions set forth herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I

THE MERGER

SECTION 1.01 The Merger. Upon the terms and subject to the conditions of this Agreement, and in accordance with the NRS, at the Effective Time, Sub shall be merged with and into the Company, whereupon the separate existence of Sub shall cease, and the Company shall continue as the surviving corporation (the “Surviving Corporation”).

SECTION 1.02 Closing. The closing of the Merger (the “Closing”) will take place at 10:00 a.m. (Las Vegas time) on a date to be agreed by Parent and the Company, but no later than the third Business Day after the satisfaction or waiver of the conditions set forth in Article VI (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or, if permissible, waiver of such conditions) at the offices of Sidley Austin LLP, One South Dearborn Street, Chicago, Illinois 60603, unless another time, date or place is agreed to in writing by the parties hereto. The date on which the Closing actually occurs is referred to as the “Closing Date.”

SECTION 1.03 Effective Time. Concurrently with the Closing, the Company shall file the articles of merger with respect to the Merger (the “Articles of Merger”) with the Secretary of State of the State of Nevada in such form as required by, and executed in accordance with, the applicable provisions of the NRS. The Merger shall become effective on the date and time at which the Articles of Merger have been duly filed with the Secretary of State of the State of Nevada or at such other date and time as is agreed between the parties and specified in the Articles of Merger (such date and time, the “Effective Time”).

SECTION 1.04 Organizational Documents, Directors and Officers of the Surviving Corporation.

(a) Organizational Documents. At the Effective Time (i) the articles of incorporation of the Surviving Corporation, as in effect immediately prior to the Effective Time, shall be amended and restated in a form mutually agreed by Parent and the Company, and (ii) the bylaws of Sub, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation (except that references therein to the name of Sub shall be replaced by references to the name of the Surviving Corporation) until thereafter amended in accordance with the NRS and the applicable provisions of the articles of incorporation and bylaws of the Surviving Corporation.

(b) Directors. Subject to applicable Law, at the Effective Time, the members of the board of directors of Sub immediately prior to the Effective Time shall be the members of the board of directors of the Surviving Corporation, each to hold office in accordance with the articles of incorporation and bylaws of the Surviving Corporation.

(c) Officers. From and after the Effective Time, the officers of the Company at the Effective Time shall be the officers of the Surviving Corporation, each to hold office in accordance with the articles of incorporation and bylaws of the Surviving Corporation.

ARTICLE II

EFFECT OF THE MERGER ON CAPITAL STOCK

SECTION 2.01 Conversion of Securities.

(a) At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Sub, the Company or the holders of any capital stock of the Company or Sub:

(i) Conversion of Company Common Stock. Each share of Company Common Stock (each, a “Share” and collectively, the “Shares”) issued and outstanding immediately prior to the Effective Time, other than Shares to be cancelled in accordance with Section 2.01(a)(ii) shall automatically be converted into the right to receive $23.75 in cash, without interest (the “Merger Consideration”), and all of such Shares shall cease to be outstanding, shall be cancelled and shall cease to exist, and each certificate (a “Certificate”) or non-certificated Share represented by book-entry (“Book Entry Shares”) that formerly represented any of the Shares (other than Shares to be cancelled in accordance with Section 2.01(a)(ii)) shall thereafter represent only the right to receive the Merger Consideration, subject to Section 2.04.

(ii) Cancellation of Company-Owned Shares and Parent-Owned Shares. All Shares that are held in the treasury of the Company or owned of record by any Company Subsidiary and all Shares owned of record by Parent, Sub or any of their respective wholly owned Subsidiaries shall be cancelled and shall cease to exist, with no payment being made with respect thereto.

(iii) Capital Stock of Sub. Each issued and outstanding share of capital stock of Sub shall be automatically converted into and become one validly issued, fully paid and nonassessable share of Common Stock, par value $0.01 per share, of the Surviving Corporation.

(b) Merger Consideration Adjustment. Notwithstanding anything in this Agreement to the contrary, if, from the date of this Agreement until the Effective Time, the outstanding shares of Company Common Stock shall have been changed into a different number of shares or a different class by reason of any reclassification, stock split (including a reverse stock split), recapitalization, split-up, combination, exchange of shares, readjustment or other similar transaction, or a stock dividend or stock distribution thereon shall be declared with a record date within said period, the Merger Consideration shall be appropriately adjusted to provide the holders of Shares the same economic effect as contemplated by this Agreement prior to such event.

SECTION 2.02 Exchange of Certificates; Payment for Shares.

(a) Paying Agent. Prior to the Effective Time, Parent shall deposit with a United States-based nationally recognized financial institution designated by Parent and reasonably acceptable to the Company (the “Paying Agent”), for the benefit of the holders of Shares, a cash amount in immediately available funds equal to the Aggregate Common Stock Consideration (the “Exchange Fund”). In the event the Exchange Fund shall be insufficient to make the payments contemplated by Section 2.01(a)(i), Parent shall promptly deposit, or cause to be deposited, additional funds with the Paying Agent in an amount sufficient to make such payments. Funds made available to the Paying Agent shall be invested by the Paying Agent, as directed by Parent, in short-term obligations of, or short-term obligations fully guaranteed as to principal and interest by, the United States of America with maturities of no more than 30 days, pending payment thereof by the Paying Agent to the holders of Shares pursuant to this Article II; provided that, no investment of such deposited funds shall relieve Parent, the Surviving Corporation or the Paying Agent from promptly making the payments required by this Article II, and following any losses from any such investment, Parent shall promptly provide additional funds to the Paying Agent, for the benefit of the holders of Shares, in the amount of such losses, which additional funds will be held and disbursed in the same manner as funds initially deposited with the Paying Agent for payment of the Aggregate Common Stock Consideration to holders of Shares. Parent shall direct the Paying Agent to hold the Exchange Fund for the benefit of the former holders of Company Common Stock and to make payments from the Exchange Fund in accordance with Section 2.02(b). The Exchange Fund shall not be used for any purpose other than to fund payments pursuant to Section 2.02(b), except as expressly provided for in this Agreement.

(b) Procedures for Surrender. As promptly as practicable after the Effective Time and in any event not later than the third Business Day thereafter, Parent shall cause the Paying

Agent to mail to each holder of record of a Certificate or Book-Entry Shares, in each case whose Shares were converted into the right to receive the Merger Consideration at the Effective Time pursuant to this Agreement: (i) a letter of transmittal, which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates (or affidavits of loss in lieu thereof in accordance with Section 2.02(e)) to the Paying Agent, and shall otherwise be in such form and have such other provisions as Parent may reasonably specify after consultation with the Company; and (ii) instructions for effecting the surrender of the Certificates or Book-Entry Shares in exchange for payment of the Merger Consideration. Upon surrender of Certificates (or affidavits of loss in lieu thereof in accordance with Section 2.02(e)) for cancellation to the Paying Agent, and upon delivery of a letter of transmittal, duly executed and in proper form, with respect to such Certificates or Book-Entry Shares, the holder of such Certificates or Book-Entry Shares shall be entitled to receive in exchange therefor the portion of the Aggregate Common Stock Consideration into which the Shares formerly represented by such Certificates or such Book-Entry Shares were converted pursuant to Section 2.01(a)(i) (less any required Tax withholdings as provided in Section 2.04), and the Certificates so surrendered shall forthwith be cancelled. In the event of a transfer of ownership of Company Common Stock that is not registered in the transfer records of the Company, payment may be made and Merger Consideration may be issued to a person other than the person in whose name the Certificate so surrendered is registered, if such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer and the person requesting such payment shall pay to the Paying Agent any transfer and other similar Taxes required by reason of the payment of the Merger Consideration to a person other than the registered holder of the Certificate so surrendered or shall establish to the satisfaction of the Paying Agent that such Taxes either have been paid or are not required to be paid. Payment of the Merger Consideration with respect to Book-Entry Shares shall only be made to the person in whose name such Book-Entry Shares are registered. No interest shall be paid or accrue on any cash payable upon surrender of any Certificate or Book-Entry Share (or affidavits of loss in lieu thereof in accordance with Section 2.02(e)).

(c) Transfer Books; No Further Ownership Rights in Shares. As of the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of Shares on the records of the Company. The Merger Consideration paid in accordance with the terms of this Article II upon surrender of any Shares shall be deemed to have been paid in full satisfaction of all rights pertaining to such Shares. From and after the Effective Time, the holders of Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares except as otherwise provided for herein or by applicable Law. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this Agreement.

(d) Termination of Exchange Fund; Abandoned Property; No Liability. At any time following the first anniversary of the Effective Time, the Surviving Corporation shall be entitled to require the Paying Agent to deliver to it any portion of the Exchange Fund (including any interest received with respect thereto) not disbursed to holders of Shares, and thereafter such holders shall be entitled to look only to the Surviving Corporation (subject to abandoned property, escheat or other similar Laws) as general creditors thereof with respect to the Merger Consideration payable upon due surrender of their Shares and compliance with the procedures set forth in Section 2.02(b), without interest. Notwithstanding the foregoing, none of Parent, the Surviving Corporation or the Paying Agent shall be liable to any holder of a Share for Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(e) Lost, Stolen or Destroyed Certificates. If any Certificate shall have been lost, stolen or destroyed, the Paying Agent or the Surviving Corporation, as applicable, shall issue in exchange for such lost, stolen or destroyed Certificates upon the making of an affidavit of that fact by the holder thereof, the portion of the Aggregate Common Stock Consideration into which the Shares formerly represented by such Certificate were converted pursuant to Section 2.01(a)(i); provided, however, that Parent may, in its reasonable discretion and as a condition precedent to the payment of such Merger Consideration, require the owner of such lost, stolen or destroyed Certificate to provide a bond in a customary amount.

SECTION 2.03 Treatment of Company Options, RSU Awards, Performance Awards, DSU Awards and Equity Plans.

(a) Treatment of Company Options. Prior to the Effective Time, the Company’s board of directors (or, if appropriate, any committee thereof) shall adopt appropriate resolutions to provide that, immediately prior to the Effective Time, each outstanding option to purchase Shares granted under a Company Stock Plan (the “Company Options”) shall be fully vested and cancelled and, in exchange therefor, each holder of any such cancelled Company Option shall be entitled to receive, in consideration of the cancellation of such Company Option and in settlement therefor, a payment in cash of an amount equal to the product of (i) the total number of Shares subject to such cancelled Company Option and (ii) the excess, if any, of the Merger Consideration over the exercise price per Share subject to such cancelled Company Option, without interest (such amounts payable hereunder, the “Option Payments”); provided, however, that (i) any such Company Option with respect to which the exercise price per Share subject thereto is greater than the Merger Consideration shall be cancelled in exchange for no consideration and (ii) such Option Payments may be reduced by the amount of any required Tax withholdings as provided in Section 2.04. From and after the Effective Time, no Company Option shall be exercisable, and shall only entitle the holder thereof to the payment of the Option Payment, if any.

(b) Treatment of Restricted Stock Units. Prior to the Effective Time, the Company’s board of directors (or, if appropriate, any committee thereof) shall adopt appropriate resolutions to provide that immediately prior to the Effective Time, each outstanding award of restricted stock units with respect to Shares, excluding any award of units to acquire Shares addressed under Section 2.03(c) below (each, an “RSU Award”) granted pursuant to a Company Stock Plan, shall be fully vested and cancelled and, in exchange therefor, each holder of any such cancelled RSU Award shall be entitled to receive, in consideration of the cancellation of such RSU Award and in settlement therefor, an amount in cash equal to the product of (i) the Merger Consideration and (ii) the number of restricted stock units subject to such RSU Award, without interest (such amounts payable hereunder, the “RSU Payments”) (less any required Tax withholdings as provided in Section 2.04).

(c) Treatment of Performance Units and Performance Shares. Prior to the Effective Time, the Company’s board of directors (or, if appropriate, any committee thereof) shall adopt appropriate resolutions to provide that immediately prior to the Effective Time, each outstanding award of performance units and performance shares with respect to Shares (each, a “Performance Award”) granted pursuant to a Company Stock Plan, shall be vested and paid out assuming satisfaction of the applicable performance goal(s) at 100% of the target level (provided, that if actual measured performance, determined as of the Effective Time, would result in the vesting and payout of a Performance Award at a level greater than 100% of the target level, a pro rata portion, based on the fraction of the applicable performance period that has been completed as of the Effective Time, of the Performance Award shall be vested and paid out at such greater level and the balance of the Performance Award shall be vested and paid out at 100% of the target level) and cancelled and, in exchange therefor, each holder of any such cancelled Performance Award shall be entitled to receive, in consideration of the cancellation of such Performance Award and in settlement therefor, an amount in cash equal to the product of (i) the Merger Consideration and (ii) the number of performance units or performance shares, as the case may be, subject to such Performance Award, without interest (such amounts payable hereunder, the “Performance Award Payments”) (less any required Tax withholdings as provided in Section 2.04).

(d) Treatment of Deferred Stock Units. Prior to the Effective Time, the Company’s board of directors (or, if appropriate, any committee thereof) shall adopt appropriate resolutions to provide that immediately prior to the Effective Time, all outstanding deferred stock units (each, a “DSU Award”) granted pursuant to a Company Stock Plan, shall be cancelled and, in exchange therefor, each holder of any such cancelled DSU Award shall be entitled to receive, in consideration of the cancellation of such DSU Award and in settlement therefor, an amount in cash equal to the product of (i) the Merger Consideration and (ii) the number of deferred stock units subject to such DSU Award, without interest (such amounts payable hereunder, the “DSU Payments”) (less any required Tax withholdings as provided in Section 2.04).

(e) Termination of Company Stock Plans. After the Effective Time, all Company Stock Plans shall be terminated and no further Company Options, RSU Awards, Performance Awards, DSU Awards or other rights with respect to Shares shall be granted thereunder.

(f) Parent Funding. At the Effective Time, Parent shall deposit with the Surviving Corporation cash in the amount necessary to make the payments required under this Section 2.03, and Parent shall cause the Surviving Corporation to make the payments required under this Section 2.03 as promptly as practicable after the Effective Time. Parent shall cause the Surviving Corporation to pay the applicable Option Payments, RSU Payments, Performance Award Payments and DSU Payments, if any, to the holders of Company Options, RSU Awards, Performance Awards and DSU Awards, subject to Section 2.04.

SECTION 2.04 Withholding Rights.

(a) Each of Parent, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable in respect of the Shares, Company Options, RSU Awards, Performance Awards and the DSU Awards cancelled in the Merger such amounts as it is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”), any regulation promulgated thereunder by the United States Department of Treasury (a “Treasury Regulation”) or any other applicable state, local or foreign Tax Law. To the extent that amounts are so withheld by the Surviving Corporation, Parent or the Paying Agent, as the case may be, such withheld amounts (i) shall be remitted by the Surviving Corporation, Parent or the Paying Agent, as applicable, to the applicable Governmental Entity, and (ii) shall be treated for all purposes of this Agreement as having been paid to the holder of Shares, Company Options or RSU Awards, Performance Awards and the DSU Awards in respect of which such deduction and withholding was made by the Surviving Corporation, Parent or the Paying Agent, as the case may be.

(b) On or before (but not more than twenty (20) days prior to) the Closing Date, the Company shall deliver or cause to be delivered to Parent a statement in accordance with Treasury Regulation Section 1.1445-2(c)(3) certifying that the Company is not a United States real property holding corporation for purposes of Sections 897 and 1445 of the Code.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as disclosed in the Company SEC Documents filed prior to the date hereof and on or after January 1, 2011, to the extent the relevance of such disclosure is reasonably apparent on the face of such disclosure, other than disclosures in the “Risk Factors” sections of any such filings and any disclosure of risks included in any “forward-looking statements” disclaimer or any other forward-looking disclosures set forth in any such Company SEC Documents that are non-specific and cautionary in nature, or (b) as disclosed in the separate disclosure letter which has been delivered by the Company to Parent prior to the execution of this Agreement, including the documents attached to or incorporated by reference in such disclosure letter (the “Company Disclosure Letter”) (it being agreed that disclosure of any item in any section or subsection of the Company Disclosure Letter shall also be deemed to be disclosed with respect to any other section or subsection in this Agreement to which the relevance of such item is reasonably apparent on the face of such disclosure), the Company hereby represents and warrants to Parent and Sub as follows:

SECTION 3.01 Organization and Qualification; Subsidiaries.

(a) The Company and each Company Subsidiary is a corporation or other legal entity duly incorporated or organized, validly existing and in good standing, as applicable, under the Laws of the jurisdiction of its incorporation or organization. The Company and each Company Subsidiary has requisite corporate or other legal entity, as the case may be, power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted. The Company and each Company Subsidiary is duly qualified to do business and is in good standing in each jurisdiction where the ownership, leasing or operation of its properties or assets or the conduct of its business requires such qualification, except where the failure to be so qualified or in good standing would not reasonably be expected to have a Company Material Adverse Effect.

(b) The Company has made available to Parent true and complete copies of (i) the Amended and Restated Articles of Incorporation, as amended, of the Company (the “Company Charter”), (ii) the By-Laws, as amended, of the Company (the “Company By-Laws”), and (iii) the articles of incorporation and bylaws, or equivalent organizational documents, of each Company Subsidiary, each as in effect as of the date hereof. Each of the Company Charter, Company By-Laws and the articles of incorporation and bylaws, or equivalent organizational documents, of each Company Subsidiary is in full force and effect, and none of the Company, any Company Subsidiary is in violation of any of the provisions of such documents.

(c) Section 3.01(c) of the Company Disclosure Letter sets forth a complete list, as of the date hereof, of each of the Subsidiaries of the Company (each a “Company Subsidiary”), together with its jurisdiction of organization or incorporation and the ownership interest of the Company or a Company Subsidiary, as applicable, in such Company Subsidiary.

SECTION 3.02 Capitalization.

(a) The authorized capital stock of the Company consists of 350,000,000 shares of Company Common Stock. As of the close of business on May 28, 2013, (i) 235,419,799 shares of Company Common Stock were issued and outstanding, all of which were duly authorized, validly issued, fully paid and nonassessable, and free of preemptive rights and (ii) 579,951 shares of Company Common Stock were held in treasury.

(b) As of the close of business on May 28, 2013, the Company had no shares of Company Common Stock reserved for issuance, except for 11,992,128 shares of Company Common Stock reserved for issuance pursuant to the Company Stock Plans (including 301,501 shares for outstanding Company Options and 2,446,024 shares for outstanding RSU Awards, Performance Awards and DSU Awards (including shares related to the phantom equity award set forth on Section 3.02(c) of the Company Disclosure Letter)), 605,306 shares of Company Common Stock reserved for issuance pursuant to the Company Stock Purchase Plan and 1,446,955 shares of Company Common Stock reserved for issuance under the Company’s Dividend Reinvestment Plan (formerly known as the Common Stock Investment Plan).

(c) Section 3.02(c) of the Company Disclosure Letter contains a complete list, as of the date of this Agreement, of outstanding Company Options, RSU Awards, Performance Awards and DSU Awards, including for each award (as applicable) the holder (the specific identity of whom may be redacted to the extent required by applicable Law), type of award, number of Shares subject to such award, the applicable Company Stock Plan, grant date, and the number of shares vested and exercise price, if applicable.

(d) As of the date hereof, except as provided in Sections 3.02(a), (b) and (c), there are no (i) outstanding shares of capital stock of, or other equity or voting interest in, the Company, (ii) outstanding securities of the Company or any Company Subsidiary convertible into or exchangeable for one or more shares of capital stock of, or other equity or voting interests in, the Company or any Company Subsidiary, (iii) options, warrants or other rights relating to or based on the value of the equity securities of the Company or any Company Subsidiary, (iv) agreements, commitments or arrangements of any character that are binding on the Company or any Company Subsidiary that obligate the Company or any Company Subsidiary to issue, acquire or sell any capital stock of, or other equity interests in, the Company or any Company Subsidiary, (v) obligations of the Company or any Company Subsidiary to grant, extend or enter into a subscription, warrant, right, convertible or exchangeable security or other similar Contract relating to any capital stock of, or other equity or voting interest (including any Company Voting Debt) in, the Company or any Company Subsidiary, or (vi) outstanding restricted shares, restricted share units, stock appreciation rights, performance shares, performance units, deferred stock units, contingent value rights, “phantom” stock or similar rights issued or granted by the Company or any Company Subsidiary that are linked to the value the Company Common Stock (the items in clauses (i)-(vi), together with the capital stock of, or other equity interest in, the Company or any Company Subsidiary, being referred to collectively as “Company Securities”). Since the close of business on May 28, 2013 through the date hereof, the Company has not issued any shares of Company Common Stock or other class of equity security (other than shares in respect of Company Options, RSU Awards, Performance Awards and DSU Awards). As of the date of this Agreement, there are no outstanding contractual obligations of the Company or any of the Company Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock of the Company or any of the Company Subsidiaries.

(e) As of the date hereof, except with respect to the Company Options, RSU Awards, Performance Awards and DSU Awards and options under the Company Stock Purchase Plan referred to in Sections 3.02(a), (b) and (c) and the related award agreements, there are no outstanding obligations of the Company or any Company Subsidiary (i) requiring the repurchase, redemption, acquisition or disposition of, or containing any right of first refusal with respect to, (ii) requiring the registration for sale of or (iii) granting any preemptive or antidilutive rights or other similar rights with respect to any Company Securities.

(f) There are no outstanding bonds, debentures, notes or other indebtedness of the Company or any of the Company Subsidiaries having the right to vote on any matters on which holders of capital stock or other equity interests of the Company or any of the Company Subsidiaries may vote (“Company Voting Debt”).

(g) The Company or another Company Subsidiary owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity securities of each of the Company Subsidiaries, free and clear of any Liens (other than transfer and other restrictions under applicable federal and state securities Laws), and all of such outstanding shares of capital stock or other equity securities have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. Except for (i) equity securities in the Company Subsidiaries, (ii) securities in a publicly traded company held for investment by the Company or any of the Company Subsidiaries and consisting of less than 1% of the outstanding capital stock of such company and (iii) as set forth in Section 3.02(g) of the Company Disclosure Letter, neither the Company nor any Company Subsidiary owns, directly or indirectly, any equity security in any person, or has any obligation to acquire any such equity security, or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in, any Company Subsidiary or any other person.

(h) Neither the Company nor any of the Company Subsidiaries is a party to any voting agreement with respect to the voting of any shares of capital stock or other voting securities or equity interests of the Company or any of the Company Subsidiaries.

SECTION 3.03 Authority.

(a) The Company has the requisite corporate power and authority to execute and deliver this Agreement and, subject to the receipt of the Company Stockholder Approval and the Company Required Governmental Approvals, to consummate the transactions contemplated hereby (including the Merger). The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company’s board of directors and, other than the Company Stockholder Approval, no additional corporate proceedings on the part of the Company are necessary to authorize the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Company and (assuming the valid authorization, execution and delivery of this Agreement by Parent and Sub), except as set forth in Section 3.03 of the Company Disclosure Letter, constitutes the valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency or other similar Laws, now or hereafter in effect, affecting creditors’ rights generally and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

(b) The Company’s board of directors has (i) determined that the Merger in the best interests of the Company, adopted and declared advisable this Agreement and the Merger and the other transactions contemplated hereby and resolved to recommend adoption of this Agreement to the holders of the Company Common Stock, (ii) directed that the Merger contemplated by this Agreement be submitted to the holders of the Company Common Stock for their approval and (iii) resolved to recommend that the shareholders of the Company approve this Agreement.

SECTION 3.04 No Conflict; Required Filings and Consents.

(a) None of the execution, delivery or performance of this Agreement by the Company or the consummation by the Company of the transactions contemplated by this Agreement (including the Merger) will: (i) subject to obtaining the Company Stockholder Approval, conflict with or violate any provision of the Company Charter or Company By-Laws or any equivalent organizational or governing documents of any Company Subsidiary; (ii) assuming that all consents, approvals and authorizations described in Section 3.04(b) have been obtained and all filings and notifications described in Section 3.04(b) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to the Company or any Company Subsidiary or any of their respective properties or assets; or (iii) require any consent or approval under, violate, conflict with, result in any breach of or any loss of any benefit under, or constitute a default under (with or without notice or lapse of time, or both), or result in termination or give to others any right of termination, vesting, amendment, acceleration or cancellation of, or result in the creation of a Lien (other than a Permitted Lien) upon any of the respective properties or assets of the Company or any Company Subsidiary pursuant to, any Company Material Contract to which the Company or any Company Subsidiary is a party (or by which any of their respective properties or assets are bound) or any Company Permit, except, with respect to clauses (ii) and (iii), as contemplated by Section 2.03 or for any such conflicts, violations, consents, breaches, losses, changes of control, defaults, other occurrences or Liens that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or to prevent or materially delay the ability of the Company to consummate the Merger.

(b) None of the execution, delivery or performance of this Agreement by the Company or the consummation by the Company of the transactions contemplated by this Agreement (including the Merger) will require (with or without notice or lapse of time, or both) any consent, approval, authorization or permit of, or filing or registration with or notification to, any Governmental Entity with respect to the Company or any Company Subsidiary or any of their respective assets, other than (i) the filing of the Articles of Merger with the Secretary of State of the State of Nevada, (ii) the filing of a premerger notification and report form under the HSR Act and the receipt, termination or expiration, as applicable, of waivers, consents, clearances, approvals, waiting periods or agreements required under the HSR Act or any other applicable U.S. or foreign competition, antitrust, merger control or investment Laws (together with the HSR Act, “Antitrust Laws”), (iii) the approval of each of the PUCN and the FERC (the clearances and approvals described in clauses (ii) and (iii), being referred to herein as the “Company Required Governmental Approvals”), (iv) compliance with, and such filings as may be required under, Environmental Laws, (v) required pre-approvals of license transfers with the Federal Communications Commission, (vi) compliance with the applicable requirements of the Exchange Act, (vii) filings as may be required under the rules and regulations of the New York Stock Exchange, and (viii) where the failure to obtain such consents, approvals, authorizations or permits of, or to make such filings, registrations with or notifications to, any Governmental Entity would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or to prevent or materially delay the ability of the Company to consummate the Merger.

SECTION 3.05 Permits; Compliance with Laws.

(a) The Company and each Company Subsidiary is in possession of all authorizations, licenses, permits, certificates, variances, exemptions, approvals, orders, registrations and clearances of any Governmental Entity (each, a “Permit”) necessary for the Company and each Company Subsidiary to own, lease and operate its properties and assets, and to carry on and operate its businesses as currently conducted (the “Company Permits”), and all such Company Permits are in full force and effect, except where the failure to have, or the failure to be in full force and effect of, any Company Permits would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b) None of the Company or any Company Subsidiary is in violation of any Law applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound or affected, except for any violations that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. To the knowledge of the Company, no investigation by any Governmental Entity with respect to the Company or any Company Subsidiary is pending, nor has any Governmental Entity indicated to the Company or any Company Subsidiary an intention to conduct any such investigation, except for such investigations the outcomes of which would not reasonably be expected to have a Company Material Adverse Effect.

SECTION 3.06 Company SEC Documents; Financial Statements. Since January 1, 2010, the Company has filed with or otherwise furnished to (as applicable) the SEC all registration statements, prospectuses, forms, reports, definitive proxy statements, schedules and documents required to be filed or furnished by it under the Securities Act or the Exchange Act, as the case may be, together with all certifications required pursuant to the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”) (such documents and any other documents filed by the Company with the SEC, as have been supplemented, modified or amended since the time of filing, collectively, the “Company SEC Documents”). As of their respective filing dates or, if supplemented, modified or amended since the time of filing, as of the date of the most recent supplement, modification or amendment, the Company SEC Documents (i) did not at the time each such document was filed contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading and (ii) complied in all material respects with all applicable requirements of the Exchange Act or the Securities Act, as the case may be, and the Sarbanes-Oxley Act, and the rules and regulations promulgated thereunder, in each case as in effect on the date each such document was filed. Except for Sierra Pacific Power Company d/b/a NV Energy (“SPPC”) and Nevada Power Company d/b/a NV Energy (“NPC”), none of the Company Subsidiaries is currently required to file any forms or reports with the SEC. As of the date hereof, there are no material outstanding or unresolved comments received from the SEC with respect to any of the reports filed by the Company with the SEC. Since January 1, 2010, the Company has been and is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act and the applicable listing and corporate governance rules and regulations of the New York Stock Exchange. The audited consolidated financial statements and unaudited consolidated interim financial statements of the Company (including, in each case, any notes thereto) and the consolidated Company Subsidiaries included in or incorporated by reference into the Company SEC Documents (collectively, the “Company Financial Statements”) (x) complied as of their respective dates of filing in all material respects with the then applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, (y) were prepared in conformity with GAAP (as in effect in the United States on the date of such Company Financial Statement) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of interim financial statements, for normal and recurring year-end adjustments that were not (or will not be) material in amount or effect) and (z) present fairly, in all material respects, the financial position of the Company and the consolidated Company Subsidiaries and the results of their operations and their cash flows as of the dates and for the periods referred to therein (except as may be indicated in the notes thereto or, in the case of interim financial statements, for normal and recurring year-end adjustments that were not (or will not be) material in amount or effect). Neither the Company nor any Company Subsidiary is a party to, or has any commitment to become a party to any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC)), where the result, purpose or effect of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of the Company Subsidiaries, in the Company Financial Statements or the Company SEC Documents.

SECTION 3.07 Information Supplied. The proxy statement to be sent to the Company’s stockholders in connection with the Company Stockholder Meeting (together with any amendments or supplements thereto, the “Proxy Statement”) will not, at the time the Proxy

Statement is first mailed to the Company’s stockholders or at the time of the Company Stockholder Meeting, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement, insofar as it relates to the Company or the Company Subsidiaries or other information supplied by the Company for inclusion or incorporation by reference therein, will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder and other applicable Law. Notwithstanding the foregoing, no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by Parent or Sub or any of their representatives specifically for inclusion (or incorporation by reference therein) in the Proxy Statement.

SECTION 3.08 Internal Controls and Disclosure Controls. The Company has designed and maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) intended to provide reasonable assurances regarding the reliability of financial reporting for the Company and the Company Subsidiaries. The Company (a) has designed disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to ensure that material information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and (b) based on its most recent evaluation of internal control prior to the date hereof, has disclosed to the Company’s auditors and the audit committee of the Company’s board of directors (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. The Company has established and maintains “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Exchange Act) that are reasonably designed (but without making any representation or warranty as to the effectiveness of any such controls or procedures so designed) to ensure that material information (both financial and non-financial) relating to the Company and the Company Subsidiaries required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that such information is accumulated and communicated to the Company’s principal executive officer and principal financial officer, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure and to make the certifications of the “principal executive officer” and the “principal financial officer” of the Company required by Section 302 of the Sarbanes-Oxley Act with respect to such reports. Each of the principal executive officer of the Company and the principal financial officer of the Company (or each former principal executive officer of the Company and each former principal financial officer of the Company, as applicable) has made all certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act and the rules and regulations promulgated thereunder with respect to the Company SEC Documents and the statements contained in such certifications are true and accurate in all material respects as of the date hereof. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, there are no “significant deficiencies” or “material weaknesses” (as defined by the Sarbanes-Oxley Act) in the design or operation of the Company’s internal controls and procedures which could adversely affect the Company’s ability to record, process, summarize and report financial data.

SECTION 3.09 Absence of Certain Changes. Except as expressly contemplated or permitted by this Agreement, since December 31, 2012, (a) the Company and each of the Company Subsidiaries have conducted in all material respects their respective businesses only in the ordinary course of business consistent with past practice and (b) there has not been any changes, events or development affecting the Company or any Company Subsidiary, that would, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect.

SECTION 3.10 Undisclosed Liabilities. Neither the Company nor any of the Company Subsidiaries has, or is subject to, any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise), other than liabilities and obligations (a) disclosed, reserved against or provided for in the audited consolidated balance sheet of the Company as of December 31, 2012 or in the notes thereto, (b) incurred in the ordinary course of business consistent with past practice since December 31, 2012, (c) incurred under this Agreement or in connection with the transactions contemplated hereby or otherwise disclosed in the Company Disclosure Letter, or (d) that otherwise would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

SECTION 3.11 Litigation. As of the date hereof, there is no suit, claim, action or proceeding to which the Company or any Company Subsidiary is a party pending or, to the knowledge of the Company, threatened that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect. Neither the Company nor any Company Subsidiary is subject to any outstanding orders, writs, injunctions, judgments or decrees of any Governmental Entity or arbitrator that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect.

SECTION 3.12 Employee Benefits.

(a) With respect to each material “employee benefit plan” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and each other material employee benefit plan, policy, program, agreement or arrangement or employment, change in control, severance or similar arrangement or agreement providing compensation or benefits to any current or former director, officer or employee, in each case, maintained by the Company or any Company Subsidiary, or with respect to which the Company or any Company Subsidiary has any direct or contingent liability, other than any plan, policy, program, or arrangement which is required to be maintained by applicable Law (each a “Company Benefit Plan”), the Company has made available to Parent a true and correct copy of: (i) each such Company Benefit Plan that has been reduced to writing and all amendments thereto; (ii) each trust, insurance or administrative agreement relating to each such Company Benefit Plan; (iii) the most recent summary plan description or other written explanation of each Company Benefit Plan provided to participants; (iv) the most recent annual report (Form 5500)

filed with the IRS; and (v) the most recent determination letter, if any, issued by the IRS with respect to any Company Benefit Plan intended to be qualified under Section 401(a) of the Code.

(b) Except as would not reasonably be expected to have a Company Material Adverse Effect, (i) each Company Benefit Plan has been administered in compliance with its terms and all applicable Laws, including ERISA and the Code, and (ii) there are no claims, actions, suits, proceedings, investigations, arbitrations, audits or hearings (other than for routine claims for benefits) pending or, to the knowledge of the Company, threatened with respect to any Company Benefit Plan. Each Company Benefit Plan which is intended to qualify under Section 401(a) of the Code has either received a favorable determination letter from the IRS as to its qualified status or has timely filed an application for a favorable determination letter, or may rely upon an opinion letter for a prototype or volume submitter plan.

(c) Section 3.12(c) of the Company Disclosure Letter lists each Company Benefit Plan that provides health benefits after retirement or other termination of employment (other than (i) as required by Law, (ii) coverage or benefits the full cost of which is borne by the employee or former employee (or any beneficiary of the employee or former employee) or (iii) benefits provided for a period of less than eighteen (18) months following termination of employment or during any period during which the former employee is receiving severance pay).

(d) Section 3.12(d) of the Company Disclosure Letter lists each Company Benefit Plan subject to Section 302 or Title IV of ERISA or Section 412 of the Code.

(e) At no time during the six-year period prior to the date of this Agreement has the Company, any Company Subsidiary or any of their respective ERISA Affiliates maintained, contributed to or had any obligations or liabilities under any multiemployer pension plan (as defined in Section 3(37) of ERISA).

(f) Except as provided in Section 2.03 or as set forth in Section 3.12(f) of the Company Disclosure Letter, neither the execution of this Agreement nor the consummation of the transactions contemplated hereby (either alone or in conjunction with any other event) could (i) entitle any employee, officer, director or individual consultant of the Company or any Company Subsidiary to severance pay or any increase in severance pay upon any termination of employment, (B) result in, cause the vesting, exercisability or delivery of, or increase in the amount or value of, any payment, right or benefit to any employee, officer, director or individual consultant of the Company or any Company Subsidiary or result in any limitation on the right of the Company or any Company Subsidiary to amend, merge, terminate or receive a reversion of assets from any Company Benefit Plan, or (C) accelerate the time of payment or vesting or exercisability, or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or result in any other material obligation pursuant to, any of the Company Benefit Plans.

(g) Neither the Company nor any Company Subsidiary has any obligation to “gross-up” any tax imposed pursuant to Section 409A or 4999 of the Code.

(h) All Company Benefit Plans that are intended to be qualified under Section 401(a) of the Code have been determined by the IRS to be so qualified or may rely on an opinion letter with respect to a prototype plan, or a timely application for such determination is now pending or there is time remaining for such an application, and the Company has no knowledge of any reason why any such Company Benefit Plan is not so qualified in operation.

(i) Except in the ordinary course of business consistent with past practice, there has been no amendment to, announcement by the Company or any Company Subsidiary relating to, change in employee participation or coverage under, or (except as required by applicable Law) increase in the benefits (whether retroactively or prospectively) payable under, any Company Benefit Plan which would materially increase the expense of maintaining such plan above the level of the expense incurred therefor for the most recently completed fiscal year of the Company.

SECTION 3.13 Labor.

(a) As of the date of this Agreement, (i) except for employees represented by the International Brotherhood of Electrical Workers Union, Locals 396 and 1245, no employee of the Company or any of the Company Subsidiaries is represented by any union or covered by any collective bargaining agreement and (ii) no labor organization or group of employees of the Company or any of the Company Subsidiaries has made a pending demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or, to the knowledge of the Company, threatened to be brought or filed, with the National Labor Relations Board or any other labor relations Governmental Entity, nor has there been any material demand, proceeding or petition in the three years prior to the date of this Agreement.

(b) There are no pending or, to the knowledge of the Company, threatened employee strikes, work stoppages, slowdowns, picketing or material labor disputes with respect to any employees of the Company or the Company Subsidiaries which, individually or in the aggregate, would reasonably be expected to result in a Company Material Adverse Effect.

(c) Each of the Company and the Company Subsidiaries is, and during the 90-day period prior to the date of this Agreement, has been in compliance in all material respects with the Worker Adjustment Retraining Notification Act of 1988, as amended, or any similar state or local Law.

SECTION 3.14 Tax Matters. Except as would not reasonably be expected individually or in the aggregate to have a Company Material Adverse Effect:

(a) The Company and each Company Subsidiary has timely filed (taking into account any extension of time within which to file) all Tax Returns required to be filed by it on or prior to the date hereof and all such filed Tax Returns are correct, complete and accurate, and has paid all Taxes that are shown as due on such filed Tax Returns. All Taxes which the Company or any Company Subsidiary has been required by law to withhold or to collect for payment on or prior to the date hereof from amounts owing to any employee, creditor or third person have been duly withheld and collected and have been paid to the appropriate Governmental Entity, to the extent due and payable. There are no material Liens upon any property or assets of the Company or any Company Subsidiary related to Taxes, except for Permitted Liens. The Company and each

Company Subsidiary that has participated in a “reportable transaction” as defined in Treasury Regulation Section 1.6011-4(b) has, to the extent and in the manner required by Treasury Regulation Section 1.6011-4, properly disclosed such participation.

(b) Neither the Company nor any Company Subsidiary has on or before the date hereof granted in writing a waiver to extend the statutory period of limitations applicable to the assessment or collection of any Taxes or deficiencies against the Company or any of the Company Subsidiaries. As of the date hereof there is no action, suit, investigation, audit, claim or assessment pending or, to the knowledge of the Company, threatened with respect to Taxes imposed on the Company or any Company Subsidiary. No deficiency with respect to Taxes has been assessed in writing against the Company or any Company Subsidiary which has not been fully paid, otherwise resolved or adequately reserved in the Company Financial Statements. Since January 1, 2011, no written claim has been made by any taxing authority in a jurisdiction where neither the Company nor any Company Subsidiary has filed Tax Returns asserting that the Company or any Company Subsidiary is or may be subject to Taxes imposed by that jurisdiction.

(c) Neither the Company nor any Company Subsidiary has any liability for Taxes of another person (other than the Company or a Company Subsidiary) under Treasury Regulation § 1.1502-6 (or any similar provision of state, local or foreign law) as a result of filing Tax Returns on a consolidated, combined, or unitary basis with such person. Neither the Company nor any Company Subsidiary is a party to or bound by any Tax Sharing Agreement (other than a Tax Sharing Agreement among the Company and its Subsidiaries). Since January 1, 2011, neither the Company or any Company Subsidiary constituted either a “distributing corporation” or a “controlled corporation” within the meaning of Section 355(a)(1)(A) of the Code.

(d) To the extent requested by Parent, the Company has made available to the Parent correct and complete copies of all income and all other material Tax Returns, material examination reports and material statements of deficiencies assessed against or agreed to by the Company or any Company Subsidiary for taxable periods beginning after December 31, 2009.

SECTION 3.15 Real Property.

(a) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) the Company or a Company Subsidiary has good and marketable title to any real property (other than real property in the nature of transmission or distribution lines) owned by the Company or any Company Subsidiary in fee (the “Owned Real Property”), in each case free and clear of all Liens except for Permitted Liens, and (ii) neither the Company nor any Company Subsidiary is obligated or bound by any option, obligation or right of first refusal or contractual right to purchase or acquire any real property or interest therein.

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company or a Company Subsidiary has a valid leasehold estate in all real property leased, subleased, licensed or otherwise occupied by the Company or any Company Subsidiary (the “Leased Real Property”), in each case free and clear of all Liens except for Permitted Liens. Each Contract of the Company or the Company Subsidiaries for any material Leased Real Property (a “Material Lease”) is valid and binding on the Company and each Company Subsidiary that is a party thereto and, to the knowledge of the

Company, each other party thereto and is in full force and effect, except for such failures to be valid and binding or to be in full force and effect that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

(c) Section 3.15(c) of the Company Disclosure Letter lists material real property owned by the Company as a tenant in common or similar co-ownership with one or more third persons in which the Company or a Company Subsidiary invested capital in excess of $100,000,000 (“Co-Owned Property”).

SECTION 3.16 Environmental Matters. Except as would not reasonably be expected to have a Company Material Adverse Effect:

(a) The Company and each Company Subsidiary is in compliance with those Environmental Laws applicable to their respective operations as currently conducted (including possessing and complying with any required Environmental Permits), and there are no administrative or judicial proceedings pending, or to the knowledge of the Company, threatened against the Company or any Company Subsidiary and neither the Company nor any Company Subsidiary has received any written notice, demand, letter or claim, in either case, alleging that the Company or such Company Subsidiary is in violation of, or liable under, any Environmental Law, or challenging the validity of, or alleging failure to comply with, any Environmental Permit and, to the knowledge of the Company, no such notice, demand or claim has been threatened. Each required Environmental Permit is valid and in effect or has been timely re-applied for.

(b) The Company and each Company Subsidiary, as applicable, holds those energy credits, emission allowances, offsets or other credits, benefits or allowances required or available under Environmental Laws as are necessary to maintain compliance with Environmental Laws for its operations as currently conducted.

(c) Neither the Company nor any Company Subsidiary has entered into any consent decree or to the knowledge of the Company, assumed, by contract or otherwise, any liability of any other person under any Environmental Law or is subject to any order or judgment relating to compliance with, or remedial action under, Environmental Laws which has not been fulfilled in all material respects or for which the remaining obligations on the part of the Company or such Company Subsidiary are material. To the knowledge of the Company, no investigation by any Governmental Entity with respect to the Company or any Company Subsidiary pursuant to Environmental Laws is pending, nor has any Governmental Entity indicated to the Company an intention to conduct any such investigation.

(d) Neither the Company nor any Company Subsidiary has received any written notice, demand or claim alleging liability on the part of the Company or any Company as a result of a Release of Hazardous Substances and, to the knowledge of the Company, Hazardous Substances are not present in, at, on or under any of the Owned Real Property, Leased Real Property or Co-Owned Property, either as a result of the operations of the Company or any Company Subsidiary or otherwise, that, in either case, would reasonably be expected to result in a liability under Environmental Laws on the part of the Company or any Company Subsidiary.

SECTION 3.17 Intellectual Property.

(a) Except as would not have a Company Material Adverse Effect, the Company and the Company Subsidiaries own or have the right to use in the manner currently used all Patents, Trademarks, Copyrights, Internet domain names and Trade Secrets (the “Intellectual Property Rights”) used in the business of the Company and the Company Subsidiaries as presently conducted (the “Company Intellectual Property Rights”).

(b) To the Company’s knowledge, the conduct of the business of the Company and the Company Subsidiaries does not and has not in the past twelve (12) months infringed or otherwise violated the Intellectual Property rights of any third person, except for any such infringement that would not have a Company Material Adverse Effect. To the Company’s knowledge, no other person has infringed any Company Intellectual Property Rights during the twelve (12) months preceding the date hereof, except for any such infringement as would not have a Company Material Adverse Effect.

(c) Except as would not have a Company Material Adverse Effect, the Company and the Company Subsidiaries have implemented reasonable backup, security and disaster recovery technology that is consistent with industry practices.

SECTION 3.18 Contracts.

(a) All Contracts, including amendments thereto, required to be filed as an exhibit to any report of the Company filed pursuant to the Exchange Act of the type described in Item 601(b)(10) of Regulation S-K promulgated by the SEC have been filed, and no such Contract has been amended or modified, except as set forth in Section 3.18(a) of the Company Disclosure Letter. All such filed Contracts shall be deemed to have been made available to Parent.

(b) Other than the Contracts described in Section 3.18(a), Section 3.18(b) of the Company Disclosure Letter sets forth a complete list, and the Company has made available to Parent correct and complete copies, of any Contract to which the Company or any of the Company Subsidiaries is a party to or bound by, as of the date hereof:

(i) that is any non-competition Contract or other Contract that (A) purports to limit in any material respect either the type of business in which the Company or the Company Subsidiaries (or, after the Effective Time, Parent or its Subsidiaries) or any of their affiliates may engage or the manner or geographic area in which any of them may so engage in any business, except for franchise agreements between the Company or one of the Company Subsidiaries and the applicable jurisdictions or (B) is a material Contract that grants “most favored nation” status that, following the Merger, would apply to Parent and its Subsidiaries (including the Surviving Corporation and the Company Subsidiaries); or

(ii) under which the Company or any Company Subsidiary has created, incurred, assumed or guaranteed (or may create, incur, assume or guarantee) indebtedness for borrowed money in excess of $50,000,000 (except for such indebtedness between the Company and its Subsidiaries or between such Subsidiaries or guaranties by the Company of indebtedness of the Company and of its Subsidiaries or by any Company Subsidiary of indebtedness of the Company or of another Subsidiary).

Each Contract of a type described in clauses (i) and (ii) of this Section 3.18(b); each Contract set forth in Section 3.18(b)(iii) of the Company Disclosure Letter; and each Contract that is required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K promulgated by the SEC, in each case that is not terminable by the Company or the applicable Company Subsidiary without penalty or continuing obligations on 90 days’ or less notice are each referred to herein as a “Company Material Contract.”

(c) Each such Company Material Contract is a valid and binding agreement of the Company and, to the knowledge of the Company, all other parties thereto, and is in full force and effect, and none of the Company or the Company Subsidiaries or, to the knowledge of the Company, any other party thereto is in default or breach in any respect under the terms of any such agreement, contract, plan, lease, arrangement or commitment, except for such default or breach as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

SECTION 3.19 Insurance. Except for failures to maintain insurance or self-insurance that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, (i) since January 1, 2013 each of the Company and the Company Subsidiaries and their respective properties and assets has been continuously insured with financially responsible insurers or has self-insured, in each case in such amounts and with respect to such risks and losses as (A) are required by applicable Law or by the Company’s Material Contracts and (B) are customary for companies in the United States of America conducting the business conducted by the Company and the Company Subsidiaries, and (ii) all material insurance policies of the Company and each Company Subsidiary are in full force and effect.

SECTION 3.20 Opinion of Financial Advisor. The Company’s board of directors has received the opinion of Lazard Frères & Co. LLC on or prior to the date of this Agreement, to the effect that, as of the date of such opinion and subject to the assumptions and limitations set forth therein, the Merger Consideration is fair, from a financial point of view, to the holders of Company Common Stock. An executed copy of such opinion will be delivered to Parent solely for informational purposes promptly after execution of this Agreement and it is agreed and understood that such opinion may not be relied on by Parent or Sub.

SECTION 3.21 Regulatory Proceedings. Except as identified in Section 3.21 of the Company Disclosure Letter, neither the Company nor any of the Company Subsidiaries, all or part of whose rates or services are regulated by a Governmental Entity, (i) has rates which have been or are being collected subject to refund, pending final resolution of any proceeding pending before a Governmental Authority or on appeal to the courts, or (ii) is a party to any proceeding before a Governmental Authority or on appeal from orders of a Governmental Authority, in each case which individually or in the aggregate, have resulted in or would reasonably be expected to result in a Company Material Adverse Effect.

SECTION 3.22 Takeover Statutes. Assuming the accuracy of the representation contained in Section 4.06(b), no “fair price”, “moratorium”, “control share acquisition”, “business combination” or other similar antitakeover statutes or regulations enacted under state or federal laws in the United States applicable to the Company, including NRS 78-378–78.3793 and NRS 78.411–78.444, inclusive (a “Takeover Statute”) is applicable to the Merger or the other transactions contemplated by this Agreement.

SECTION 3.23 Vote Required. The affirmative vote of the holders of shares representing a majority of the voting power of the outstanding shares of the Company Common Stock entitled to vote at the Company Stockholder Meeting is the only vote required (under applicable Law, the Company Charter, the Company By-Laws, or otherwise) of the holders of any class or series of capital stock or other equity securities of the Company to approve this Agreement and the transactions contemplated hereby (including the Merger) (the “Company Stockholder Approval”).

SECTION 3.24 Dissenter’s Rights. Pursuant to NRS 92A.390, no holder of any shares of Company Common Stock will have or be entitled to assert dissenter’s rights or any other rights of appraisal as a result of or in connection with this Agreement and the transactions contemplated hereby, including the Merger.

SECTION 3.25 Brokers. Neither the Company nor any Company Subsidiary has entered into any agreement or arrangement entitling any broker, finder, investment banker or financial advisor other than Lazard Frères & Co. LLC to any broker’s or finder’s fee or commission in connection with the transactions contemplated by this Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND SUB

Except as disclosed in the separate disclosure letter which has been delivered by Parent to the Company prior to the execution of this Agreement, including the documents attached to or incorporated by reference in such disclosure letter (the “Parent Disclosure Letter”) (it being agreed that disclosure of any item in any section or subsection of the Parent Disclosure Letter shall also be deemed to be disclosed with respect to any other section or subsection in this Agreement to which the relevance of such item is reasonably apparent on the face of such disclosure), Parent and Sub hereby jointly and severally represent and warrant to the Company as follows:

SECTION 4.01 Organization. Each of Parent and Sub is a corporation or other legal entity duly incorporated, validly existing and in good standing under the Laws of the jurisdiction of its incorporation, and has requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted, except where any such failure to be so organized, validly existing, in good standing or to have such power or authority would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the ability of Parent and Sub to consummate the Merger.

SECTION 4.02 Authority. Each of Parent and Sub has the requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by Parent and Sub and the consummation by them of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Parent and Sub. This Agreement has been duly executed and delivered by Parent and Sub and (assuming the valid authorization, execution and delivery of this Agreement by the Company), except as set forth in Section 4.02 of the Parent Disclosure Letter, constitutes the valid and binding obligation of Parent and Sub enforceable against each of them in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency or other similar Laws, now or hereafter in effect, affecting creditors’ rights generally and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

SECTION 4.03 No Conflict; Required Filings and Consents.

(a) None of the execution, delivery or performance of this Agreement by Parent and Sub or the consummation by Parent and Sub of the transactions contemplated by this Agreement will: (i) conflict with or violate any provision of the articles of incorporation, bylaws or any equivalent organizational or governing documents of Parent or Sub; (ii) assuming that all consents, approvals and authorizations described in Section 4.03(b) have been obtained and all filings and notifications described in Section 4.03(b) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to Parent or Sub or any of their respective properties or assets; or (iii) require any consent or approval under, violate, conflict with, result in any breach of or any loss of any benefit under, or constitute a change of control or default under (with or without notice or lapse of time, or both), or result in termination or give to others any right of termination, vesting, amendment, acceleration or cancellation of, or result in the creation of a Lien (other than a Permitted Lien) upon any of the respective properties or assets of Parent or any of its Subsidiaries pursuant to, any Contract to which Parent or any of its Subsidiaries is a party or any Permit held by it or them, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, consents, breaches, losses, changes of control, defaults, other occurrences or Liens that would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the ability of Parent and Sub to consummate the Merger.

(b) None of the execution, delivery or performance of this Agreement by Parent or Sub or the consummation by Parent or Sub of the transactions contemplated by this Agreement will require (with or without notice or lapse of time, or both) any consent, approval, authorization or permit of, or filing or registration with or notification to, any Governmental Entity, other than (i) the filing of the Articles of Merger with the Secretary of State of the State of Nevada, (ii) those approvals comprising the Company Required Governmental Approvals as such approvals relate to Parent (the “Parent Required Governmental Approvals”), (iii) compliance with, and such filings as may be required under, Environmental Laws, (iv) compliance with the applicable requirements of the Exchange Act, and (iv) where the failure to obtain such consents, approvals, authorizations or permits of, or to make such filings, registrations with or notifications to, any Governmental Entity would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the ability of Parent and Sub to consummate the Merger.

SECTION 4.04 Information Supplied. None of the information supplied by Parent or Sub or any of their representatives specifically for inclusion or incorporation by reference in the Proxy Statement will, at the time the Proxy Statement is first mailed to the Company’s stockholders or at the time of the Company Stockholder Meeting, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

SECTION 4.05 Litigation. As of the date hereof, there is no suit, claim, action or proceeding to which Parent or any of its Subsidiaries is a party pending or, to the knowledge of Parent, threatened against Parent or any of its Subsidiaries that would reasonably be expected to prevent or materially delay the consummation of the transactions contemplated hereby. As of the date hereof, none of Parent or any of its Subsidiaries is subject to any outstanding order, writ, injunction, judgment or decree that would reasonably be expected to prevent or materially delay the consummation of the transactions contemplated hereby.

SECTION 4.06 Capitalization and Operations of Sub; No Ownership of Company Common Stock.

(a) As of the date of this Agreement, the authorized share capital of Sub consists of 1,000 shares, par value $0.01 per share, of which 100 shares are validly issued and outstanding. All of the issued and outstanding share capital of Sub is, and at the Effective Time will be, owned by Parent or a direct or indirect wholly owned Subsidiary of Parent. Sub was formed solely for the purpose of engaging in the transactions contemplated hereby, and it has not conducted any business prior to the date hereof and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the transactions contemplated by this Agreement.

(b) As of the date of this Agreement, none of Parent or any of its Subsidiaries beneficially owns (as defined by Rule 13d-3 under the Exchange Act) any Shares or any securities that are convertible into or exchangeable or exercisable for Shares, or holds any rights to acquire or vote any Shares, other than pursuant to this Agreement. As of the date hereof, none of Parent, Sub, any of their respective Subsidiaries, or the “affiliates” or “associates” of any such person is, and at no time during the last two (2) years has been, an “interested stockholder” of the Company, in each case as such term is defined in the NRS.

SECTION 4.07 Financing. Parent, after taking into account its access to financing, has, and at the Closing will have, sufficient available funds to pay the Aggregate Merger Consideration and any other cash amounts payable pursuant to, or in connection with the transactions contemplated by, this Agreement, including any Indebtedness and other obligations of the Surviving Corporation or its Subsidiaries that become due or payable by the Surviving Corporation and the Company Subsidiaries in connection with, or as a result of, the Merger and payment of all related fees and expenses. Parent and Sub acknowledge and agree that their obligations hereunder, including their obligations to consummate the Merger, are not subject to, or conditioned on, receipt of financing.

SECTION 4.08 Brokers. Neither Parent nor Sub has entered into any agreement or arrangement entitling any broker, finder, investment banker or financial advisor to any broker’s or finder’s fee or commission in connection with the transactions contemplated by this Agreement.

SECTION 4.09 Absence of Certain Arrangements. Other than this Agreement, as of the date hereof, there are no Contracts or any commitments to enter into any Contract between Parent, Sub or any of their respective controlled affiliates, on the one hand, and any director, officer, employee or stockholder of the Company, on the other hand, relating to the transactions contemplated by this Agreement or the operations of the Surviving Corporation after the Effective Time.

SECTION 4.10 Acknowledgement of No Other Representations or Warranties. Except for the representations and warranties contained in Article III, each of Parent and Sub acknowledges and agrees that none of the Company, the Company Subsidiaries or any of their respective affiliates or the Company Representatives makes or has made any representation or warranty, either express or implied, concerning the Company or the Company Subsidiaries or any of their respective assets or properties or the transactions contemplated by this Agreement. To the fullest extent permitted by applicable Law, except with respect to the representations and warranties contained in Article III or any breach of any covenant or other agreement of the Company contained herein, none of the Company, the Company Subsidiaries or any of their respective affiliates or the Company Representatives shall have any liability to Parent or Sub or their respective affiliates or representatives on any basis (including in contract or tort, under federal or state securities laws or otherwise) based upon any information or statements (or any omissions therefrom) provided or made available by the Company, the Company Subsidiaries or their respective affiliates or the Company Representatives to Parent, Sub or their respective affiliates and representatives in connection with the transactions contemplated hereby.

ARTICLE V

COVENANTS

SECTION 5.01 Conduct of Business by the Company Pending the Merger. The Company agrees that between the date of this Agreement and the Effective Time, except as set forth in Section 5.01 of the Company Disclosure Letter, as expressly contemplated or required by any other provision of this Agreement or as required by applicable Law, any Governmental Entity with competent jurisdiction or by the rules or regulations of the New York Stock Exchange, unless Parent shall otherwise agree in writing (which agreement shall not be unreasonably withheld, delayed or conditioned), the Company will, and will cause each Company Subsidiary to, (a) conduct its operations in the ordinary course of business, substantially consistent with past practice and (b) use commercially reasonable efforts to (i) preserve substantially intact its business organization and maintain existing relations and goodwill with Governmental Entities, customers, suppliers, regulators and key employees and (ii) maintain in effect all material governmental permits, franchises and authorizations pursuant to which the Company or any Company Subsidiary operates. Without limiting the foregoing, except as set forth in Section 5.01 of the Company Disclosure Letter, as expressly contemplated or required by any other provision of this Agreement or as required by applicable Law, any Governmental Entity with competent jurisdiction or by the rules and regulations of The New York Stock Exchange, the Company shall not, and shall not permit any Company Subsidiary to, between the date of this Agreement and the Effective Time, do any of the following without the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned):

(a) issue or authorize the issuance of any equity securities in the Company or any Company Subsidiary, or securities convertible into, or exchangeable or exercisable for, any such equity securities, or any rights of any kind to acquire any such equity securities or such convertible or exchangeable securities (including not making any new grants or awards of equity based compensation other than as expressly set forth herein), other than the issuance of Shares upon the exercise of Company Options or options under the Company Stock Purchase Plan and the vesting of RSU Awards, or settlement of Performance Awards and DSU Awards, in each case outstanding as of the date hereof or otherwise permitted to be granted hereunder;

(b) other than in the ordinary course of business, sell, pledge, dispose of, transfer, lease, license or encumber any material property or material assets of the Company or any Company Subsidiary, except pursuant to existing Contracts;

(c) (i) declare, set aside, make or pay any dividend or other distribution, whether payable in cash, stock, property or a combination thereof, with respect to any Company Securities or the capital stock of any Company Subsidiary, other than (A) the Company’s ordinary course quarterly dividends to holders of Shares in a per Share amount no greater than the Company’s most recently declared quarterly dividend, with record and payment dates in accordance with the Company’s customary dividend schedule and (B) dividends paid by a wholly owned Company Subsidiary to the Company or another wholly owned Company Subsidiary, or (ii) enter into any agreement with respect to the voting or registration of any Company Securities;

(d) other than (i) in the case of Company Subsidiaries or (ii) in connection with exercise of any options under the Company Stock Purchase Plan or outstanding Company Options permitted by the terms of such Company Option, or the payment of related withholding Taxes, by net exercise or by the tendering of shares, or Tax withholdings on the vesting or payment of RSU Awards, Performance Awards and DSU Awards, reclassify, combine, split, subdivide or amend the terms of, or redeem, purchase or otherwise acquire, directly or indirectly, any of its equity securities or any options, warrants, securities or other rights exercisable for or convertible into any such equity securities;

(e) adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company, other than a merger of one or more Company Subsidiaries with or into one or more other Company Subsidiaries;

(f) make or offer to make any acquisition of a material business (including by merger, consolidation or acquisition of stock or assets), other than any acquisition for consideration that is individually not in excess of $10,000,000 or in the aggregate not in excess of $50,000,000;

(g) incur any Indebtedness for borrowed money or assume or guarantee the obligations of any person (other than a wholly owned Company Subsidiary) for borrowed money, except (i) in connection with refinancings of existing Indebtedness, so long as the principal amount of such existing Indebtedness is not increased thereby, (ii) for borrowings in the ordinary course of business, consistent with past practice, or (iii) in connection with transactions permitted pursuant to Section 5.01(f);

(h) make any loans, advances or capital contributions to, or investments in, any other person (other than any wholly owned Company Subsidiary) in excess of $10,000,000 other than loans made in the ordinary course of business;

(i) except to the extent required by Law or the terms of any Company Benefit Plan or as specifically contemplated by Section 2.03 or Section 5.10: (A) other than annual increases in salary in the ordinary course of business, and changes to broad-based Company Benefit Plans in the ordinary course of business, increase the compensation or benefits payable or to become payable to its directors, officers or employees; (B) other than in the ordinary course of business, in connection with the hiring of new employees, grant or provide any rights to severance or termination pay or other termination benefit, or enter into any employment or severance agreement or arrangement, or increase the amounts payable under any such agreement or arrangement, (C) establish, adopt, enter into or amend any bonus, profit sharing, thrift, pension, retirement, deferred compensation, employment, termination, severance or other similar plan or agreement; (D) take any action to amend or waive any performance or vesting criteria or accelerate vesting, exercisability or funding under any Company Benefit Plan;

(j) except in each case to the extent required by Law, file any Tax Return materially inconsistent with past practice, make any material Tax election inconsistent with past practice, settle or compromise any material Tax claim or assessment by any Governmental Entity, change any annual Tax accounting period, materially change any method of Tax accounting for Tax purposes, materially amend any Tax Return, surrender any right to claim a material Tax refund, or consent to any extension or waiver of the statute of limitations period applicable to any material Tax claim or assessment;

(k) make any material change in accounting policies or procedures, other than as required by GAAP, applicable Law or Governmental Entity with competent jurisdiction;

(l) make any capital expenditures, other than (i) capital expenditures that are not, in the aggregate, in excess of 5% above the capital expenditures provided for in the Company’s existing capital forecast, a copy of which has been made available to Parent, (ii) in the ordinary course of business or (ii) emergency capital expenditures in any amount that the Company determines is necessary in its reasonable judgment to maintain its ability to operate its businesses in the ordinary course;

(m) settle or compromise any suit or proceeding in an amount in excess of $10,000,000 (net of any amount covered by insurance or indemnification);

(n) enter into any Contract that would have been required to have been listed in Section 3.18(b)(i) of the Company Disclosure Letter if it were in effect on the date of this Agreement; or

(o) authorize or enter into any Contract to do any of the foregoing.

Notwithstanding the foregoing, if the Closing has not occurred prior to the meeting of the Company’s board of directors in February 2014, the Company’s board of directors may put in place short-term and long-term incentive plans (none of which shall include the issuance of grants or awards of equity based compensation) in the ordinary course of business. If Closing occurs in 2014 after such plans and any awards granted pursuant thereto have been put in place, such plans will be (i) terminated in their entirety without any payments by, or continuing obligations of, the Surviving Corporation and (ii) replaced by plans to be established by Parent pursuant to Section 5.10(a).

Nothing contained in this Agreement shall give Parent or Sub, directly or indirectly, the right to control or direct the operations of the Company prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over its business operations.

SECTION 5.02 Agreements Concerning Parent and Sub.

(a) During the period from the date of this Agreement through the Effective Time, Sub shall not engage in any activity of any nature except for activities related to or in furtherance of the transactions contemplated by this Agreement (including enforcement of its rights under this Agreement) or as provided in or expressly contemplated by this Agreement.

(b) Parent hereby guarantees the due, prompt and faithful payment, performance and discharge by Sub of, and the compliance by Sub with, all of the covenants, agreements, obligations and undertakings of Sub under this Agreement in accordance with the terms of this Agreement, and covenants and agrees to take all actions necessary or advisable to ensure such payment, performance and discharge by Sub hereunder. Parent shall, immediately following execution of this Agreement, approve this Agreement in its capacity as sole stockholder of Sub in accordance with applicable Law and the articles of incorporation and bylaws of Sub.

SECTION 5.03 No Solicitation; Change of Company Recommendation.

(a) Subject to Section 5.03(b), (i) immediately following the execution of this Agreement, the Company shall, and shall cause its Subsidiaries to, and shall use its reasonable best efforts to cause its directors, officers, investment bankers, financial advisors and counsel (collectively, the “Company Representatives”) to, cease any solicitations, discussions or negotiations with any persons that may be ongoing with respect to any Competing Proposal and request promptly that such persons return or destroy all confidential information concerning the Company and its Subsidiaries provided by or on behalf of the Company or its Subsidiaries and (ii) from the execution of this Agreement until the Effective Time, the Company shall not, shall cause the Company Subsidiaries to not, and shall use its reasonable best efforts to cause any Company Representative not to, (A) initiate, solicit or knowingly encourage the submission of, or any inquiries with respect to, any Competing Proposal, (B) furnish any non-public information regarding the Company or any Company Subsidiary to any third person in connection with or in response to a Competing Proposal or (C) participate in any discussions or negotiations, furnish to any person any information, or otherwise knowingly cooperate or knowingly assist any Person, with respect to any Competing Proposal.

(b) Notwithstanding anything to the contrary contained in Section 5.03(a), if, at any time following the execution of this Agreement and prior to the Company obtaining the Company Stockholder Approval, (i) the Company has received a bona fide written Competing Proposal from a person that did not result from a breach of this Section 5.03, and (ii) the Company’s board of directors determines in good faith, after consultation with its financial advisors and outside counsel, that such Competing Proposal constitutes or is reasonably likely to lead to a Superior Proposal and that the failure to furnish information to or participate in discussions or negotiations with respect to such Competing Proposal would be reasonably likely to be inconsistent with its fiduciary duties under applicable Laws, then the Company may, subject to compliance with this Section 5.03, (A) furnish information with respect to the Company and the Company Subsidiaries to the person making such Competing Proposal and its representatives and (B) participate in discussions or negotiations with the person making such Competing Proposal and its representatives regarding such Competing Proposal; provided, however, that the Company (x) will not, will not permit or authorize the Company Subsidiaries to and will use its reasonable best efforts to cause the Company Representatives not to, disclose any such information to such person without first entering into an Acceptable Confidentiality Agreement with such person, (y) will notify Parent in writing prior to furnishing such information or participating in such discussions or negotiations, provide to Parent a copy of such Competing Proposal or, if oral, a detailed summary of the material terms and conditions of such Competing Proposal (including the identity of the person making the Competing Proposal) as promptly as practicable and keep Parent reasonably informed of any material change to such material terms or conditions as promptly as practicable and (z) will concurrently provide to Parent any written information and any other material information concerning the Company or the Company Subsidiaries provided or made available to such other person (or its representatives) that was not previously provided or made available to Parent.

(c) Except as set forth in Section 5.03(d) or Section 5.03(e), neither the Company’s board of directors nor any committee thereof shall (i) authorize, approve or recommend any Competing Proposal, (ii) withhold, modify or amend, in a manner adverse to Parent, the Company Recommendation (any action set forth in the foregoing clauses (i) or (ii), a “Change of Company Recommendation”) or (iii) allow the Company or any of the Company Subsidiaries to enter into any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement or other similar agreement relating to any Competing Proposal (other than an Acceptable Confidentiality Agreement) or requiring the Company to abandon, terminate or fail to consummate the transactions contemplated by this Agreement.

(d) Notwithstanding anything to the contrary contained in Section 5.03(c), at any time prior to obtaining the Company Stockholder Approval, the board of directors of the Company may make a Change of Company Recommendation, if (i) (A) a Competing Proposal (that did not result from a breach of Section 5.03(a) or a material breach of the remainder of Section 5.03) is made to the Company by a third person, and such Competing Proposal is not withdrawn, and (B) the Company’s board of directors determines in good faith, after consultation with its financial advisors and outside legal counsel, that such Competing Proposal constitutes a Superior Proposal and that the failure to make a Change of Company Recommendation would be reasonably likely to be inconsistent with its fiduciary duties under applicable Laws, and (ii) (A) the Company provides Parent a four (4) day prior written notice of its intention to take such action (a “Notice of Change of Recommendation”), which notice shall include the identity of the person making such Superior Proposal and include the material terms and conditions of such Superior Proposal (it being agreed that neither the delivery of such notice by the Company nor any public announcement required by applicable Laws that the Company’s board of directors is considering a Change of Company Recommendation shall constitute a Change of Company Recommendation), (B) the Company has negotiated in good faith with Parent with respect to any changes to the terms of this Agreement proposed by Parent for at least four (4) days following receipt by Parent of such Notice of Change of Recommendation (it being understood and agreed that any amendment to any material term of such Superior Proposal shall require a new Notice of Change of Recommendation and an additional two (2) day period from the date of such notice) and (C) taking into account any changes to the terms of this Agreement proposed by Parent to the Company, the Company’s board of directors has determined in good faith, after consultation with its outside financial advisors and outside legal counsel, that such Competing Proposal would continue to constitute a Superior Proposal if such changes offered in writing by Parent were to be given effect and that the failure to make a Change of Company Recommendation would be reasonably likely to be inconsistent with its fiduciary duties under applicable Laws.

(e) Other than in connection with a Superior Proposal (which shall be subject to Section 5.03(d) and shall not be subject to this Section 5.03(e)), nothing in this Agreement shall prohibit or restrict the Company’s board of directors from effecting a Change of Company Recommendation at any time prior to obtaining the Company Stockholder Approval in response to an Intervening Event if the Company’s board of directors determines in good faith, after consultation with the Company’s outside legal counsel, that the failure of the Company’s board of directors to effect a Change of Company Recommendation would be reasonably likely to be inconsistent with of its fiduciary duties under applicable Laws; provided that, prior to effecting such Change of Company Recommendation, (i) the Company shall have provided written notice to Parent advising Parent that the board of directors of the Company is contemplating making such a Change of Company Recommendation and specifying the material facts and information constituting the basis for such contemplated determination (it being agreed that neither the delivery of such notice by the Company nor any public announcement required by applicable Laws that the Company’s board of directors is considering a Change of Company Recommendation shall constitute a Change of Company Recommendation), (ii) the Company shall have given Parent four (4) days after delivery of such notice to propose revisions to the terms of this Agreement (or make another proposal) and shall have negotiated in good faith with Parent with respect to such proposed revisions or other proposal, if any, and (iii) the board of directors of the Company shall have determined in good faith, after taking into account any change to the terms of this Agreement or other proposals made by the Parent, if any, and after consultation with outside legal counsel, that the failure to effect such Change of Company Recommendation would be reasonably likely to be inconsistent with its fiduciary duties under applicable Laws.

(f) Nothing contained in this Section 5.03 shall prohibit the Company’s board of directors from (i) disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act or (ii) subject to Section 5.03(d) and 5.03(e), making any disclosure to the stockholders of the Company if the Company’s board of directors determines in good faith, after consultation with outside counsel, that the failure to make such disclosure would be inconsistent with its fiduciary duties under applicable Laws (for the avoidance of doubt, it being agreed that the issuance by the

Company or the Company’s board of directors of a “stop, look and listen” statement pending disclosure of its position, as contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act, shall not constitute a Change of Company Recommendation).

SECTION 5.04 Proxy Statement; Stockholder Meeting.

(a) As promptly as reasonably practicable following the date of this Agreement (but in any event no later than forty-five (45) days after the date hereof), the Company shall prepare and file a preliminary Proxy Statement with the SEC. Subject to Section 5.03, the Proxy Statement shall include the Company Recommendation. Parent shall cooperate with the Company in the preparation of the Proxy Statement, and shall furnish all information concerning it and Sub that is necessary or appropriate in connection with the preparation of the Proxy Statement. The parties shall use their respective reasonable best efforts to have the Proxy Statement cleared by the SEC as promptly as reasonably practicable after such filing. Prior to filing or mailing the Proxy Statement or any related documents (or in each case, any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, to the extent reasonably practicable, the Company shall provide Parent with an opportunity to review and comment on such document or response and shall consider in good faith any comments on such document or response reasonably proposed by Parent. The Company shall notify Parent promptly of the receipt of any comments to the Proxy Statement from the SEC or its staff and of any request by the SEC or its staff for amendments or supplements to the Proxy Statement or for additional information and will supply Parent with copies of all correspondence between the Company and the SEC or its staff with respect to the Proxy Statement or the transactions contemplated by this Agreement.

(b) If, at any time prior to the Effective Time, any information relating to the Company or Parent, or any of their respective affiliates, is discovered by the Company or Parent that should be set forth in an amendment or supplement to the Proxy Statement so that such document would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading, the party that discovers such information shall as promptly as practicable notify the other party and an appropriate amendment or supplement describing such information shall be filed with the SEC as promptly as practicable after the other party has had a reasonable opportunity to review and comment thereon, and, to the extent required by applicable Law, disseminated to the stockholders of the Company.

(c) The Company shall, as promptly as reasonably practicable after the Proxy Statement is cleared by the SEC for mailing to the Company’s stockholders in accordance with Section 5.04(a) (but in any event no later than forty-five (45) days after such clearance with the SEC or, if the SEC does not review the Proxy Statement, forty-five days after the earliest date on which the Company could mail the Proxy Statement pursuant to the Exchange Act), duly call, give notice of, convene and hold a meeting of its stockholders (the “Company Stockholder Meeting”), provided that (i) the Company may postpone or adjourn the Company Stockholder Meeting in connection with the settlement of litigation relating to the Merger (to which settlement Parent has provided its consent (such consent not to be unreasonably withheld, conditioned or delayed)) in order to amend or supplement the Proxy Statement to the extent required by applicable Law; provided that the Company will hold the Company Stockholder

Meeting as promptly as practicable thereafter, (ii) the Company may postpone or adjourn the Company Stockholder Meeting if required by applicable Law, including to amend or supplement the Proxy Statement so that such document would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading; provided that the Company will hold the Company Stockholder Meeting as promptly as practicable thereafter, and (iii) the Company may postpone or adjourn the Company Stockholder Meeting to a date no more than ten (10) days after its originally noticed date only to the extent reasonably required in order to solicit additional proxies so as to establish a quorum or to obtain the Company Stockholder Approval. Subject to Section 5.03, the Company’s board of directors shall recommend that the Company’s stockholders approve this Agreement (the “Company Recommendation”), and the Company shall, unless there has been a Change of Company Recommendation or this Agreement has been terminated in accordance with its terms, use its reasonable best efforts to solicit from its stockholders proxies in favor of the approval of this Agreement, and to take all other action reasonably necessary or advisable to secure the Company Stockholder Approval. Unless this Agreement is terminated in accordance with its terms, the Company shall not submit to the vote of its stockholders any Competing Proposal. Notwithstanding the foregoing, if the Company’s board of directors makes a Change of Company Recommendation, or upon the termination of this Agreement in accordance with Section 7.01(e), Section 7.01(f) or Section 7.01(g), the Company shall not be obligated to take any action otherwise required pursuant to Section 5.03 or this Section 5.04, and the Company may cancel any scheduled Company Stockholder Meeting.

SECTION 5.05 Access to Information; Notice of Certain Events. (a) From the date of this Agreement to the Effective Time, the Company shall, and shall cause each Company Subsidiary to: (i) provide to Parent and Sub and their respective representatives reasonable access during normal business hours in such a manner as not to interfere with the operation of any business conducted by the Company or any Company Subsidiary, upon prior written notice to the Company, to the officers, employees, properties, offices and other facilities of the Company and the Company Subsidiaries and to the books and records thereof; and (ii) furnish promptly such information concerning the business, properties, contracts, assets and liabilities of the Company and Company Subsidiaries as Parent or its representatives may reasonably request; provided, however, that the Company shall not be required to (or to cause any Company Subsidiary to) afford such access or furnish such information to the extent that the Company believes in good faith that doing so would: (A) result in the loss of attorney-client privilege (provided that the Company shall use its reasonable best efforts to allow for such access or disclosure in a manner that does not result in a loss of attorney-client privilege); (B) violate any confidentiality obligations of the Company or any Company Subsidiary to any third person or otherwise breach, contravene or violate any then effective Contract to which the Company or any Company Subsidiary is party; or (C) breach, contravene or violate any applicable Law (including the HSR Act or any other antitrust or competition Law). Parent shall, and shall cause each of its Subsidiaries and its and their respective representatives, to hold all information provided or furnished pursuant to this Section 5.05 confidential in accordance with the terms of the Confidentiality Agreement. During any visit to the business or property sites of the Company or any of the Company Subsidiaries, each of Parent and Sub shall, and shall cause their respective representatives accessing such properties to, comply with all applicable Laws and all of the Company’s and the Company Subsidiaries’ safety and security procedures. Notwithstanding anything to the contrary in this Section 5.05, from the date of this Agreement to the Effective Time, none of Parent, Sub or any of their respective affiliates shall conduct, without the prior written consent of the Company, any environmental investigation at any Owned Real Property, Leased Real Property or Co-Owned Property, and in no event may any environmental investigation include any sampling or other intrusive investigation of air, surface water, groundwater, soil or anything else at or in connection with any Owned Real Property, Leased Real Property or Co-Owned Property.

(b) Each party shall promptly notify the other party of any written communication from any person that is a party to a Material Contract alleging that the consent of such person (or another person) is required in connection with the transactions contemplated by this Agreement. Subject to applicable Law, (i) the Company shall notify Parent of any event, change, occurrence, development or set of circumstances or facts between the date of this Agreement and the Effective Time which, to the knowledge of the Company, causes or is reasonably likely to cause the conditions set forth in Sections 6.02(a) or 6.02(b) of this Agreement not to be satisfied as of the Closing Date and (ii) Parent shall notify the Company of any event, change, occurrence, development or set of circumstances or facts between the date of this Agreement and the Effective Time which, to the knowledge of Parent, causes or is reasonably likely to cause the conditions set forth in Sections 6.03(a) or 6.03(b) of this Agreement not to be satisfied as of the Closing Date. Notwithstanding the foregoing, (A) the delivery of any notice pursuant to this Section 5.05(b) shall not, and shall not be deemed to, cure any breach of any representation or warranty requiring disclosure of such matter at or prior to the date of this Agreement or affect any of the closing conditions or otherwise limit or affect the remedies available, and (B) the failure to comply with this Section 5.05(b) shall not itself cause the condition set forth in Section 6.02(b) or Section 6.03(b), as applicable, not to be satisfied.

SECTION 5.06 Appropriate Action; Consents; Filings.

(a) Subject to Section 5.03, each of Parent and the Company shall (and Parent shall cause each of its affiliates to) use its reasonable best efforts to cause the conditions set forth in Article VI to be satisfied. Without limiting the generality of the foregoing, each of Parent and the Company shall (and Parent shall cause each of its affiliates to) use its reasonable best efforts to (i) promptly obtain all actions or non-actions, consents, licenses, permits (including Environmental Permits), waivers, approvals, authorizations and orders from Governmental Entities or other persons necessary in connection with the consummation of the transactions contemplated hereby, including the Company Required Governmental Approvals and Parent Required Governmental Approvals, (ii) as promptly as practicable, and in any event within fifteen (15) Business Days after the date hereof, make the filings required of them or their “ultimate parent entities” under the HSR Act, (iii) as promptly as practicable, make all registrations and filings, and thereafter make any other required submissions, and pay any fees due in connection therewith, with any other Governmental Entity or other persons necessary in connection with the consummation of the transactions contemplated by this Agreement, (iv) defend all lawsuits or other legal, regulatory or other proceedings to which it is a party challenging or affecting this Agreement or the consummation of the transactions contemplated by this Agreement, in each case until the issuance of a final, non-appealable order with respect to each such lawsuit or other proceeding, (v) seek to have lifted or rescinded any injunction or restraining order which may adversely affect the ability of the parties to consummate the transactions contemplated hereby, in each case until the issuance of a final, non-appealable order with respect thereto, and (vi) execute and deliver any additional instruments necessary to consummate the transactions contemplated hereby.

(b) In furtherance of the obligations set forth in Section 5.06(a), (i) Parent agrees to use its reasonable best efforts to take (and to cause its affiliates to take) promptly any and all steps or promptly make any and all undertakings necessary to obtain the Company Required Governmental Approvals and the Parent Required Governmental Approvals, so as to enable the parties to close the transactions contemplated by this Agreement as promptly as practicable (including accepting operational restrictions or limitations and committing to or effecting the sale, license, disposition or holding separate of such assets or businesses as are required (and the entry into agreements with, and submission to decrees, judgments, injunctions or orders of the relevant Governmental Entity)) and (ii) the Company shall use its reasonable best efforts to make, subject to the condition that the transactions contemplated herein actually occur, any undertakings (including undertakings to make sales or other dispositions, provided that such sales or other dispositions are conditioned upon the closing of the transactions contemplated hereby) as are required in order to obtain the Company Required Governmental Approvals and the Parent Required Governmental Approvals. Notwithstanding the obligations set forth in this Section 5.06(b), Parent shall not be required to, and the Company shall not, in connection with obtaining any the Company Required Governmental Approvals and the Parent Required Governmental Approvals, consent to or take any action of the types described above, including accepting or entering into any operational restriction, consent decree or hold separate order or making any divestiture or other undertaking, in each case, that, individually or in the aggregate, would reasonably be expected to (A) have a material adverse effect on the business, assets, liabilities, financial condition or results of operations of the Company and the Company Subsidiaries, taken as a whole, or (B) have a material adverse effect on the business, assets, liabilities, financial condition or results of operations of Parent and its Subsidiaries, taken as a whole, after giving effect to the Merger and the terms and conditions of the Company Required Governmental Approvals and the Parent Required Governmental Approvals (provided that for the purpose of determining whether a potential adverse effect on Parent and its Subsidiaries, taken as a whole, after giving effect to the Merger and the terms and conditions of the Company Required Governmental Approvals and the Parent Required Governmental Approvals would constitute a material adverse effect for the purposes of this Section 5.06(b)(B), Parent and its Subsidiaries, taken as a whole, after giving effect to the Merger, shall be deemed to be a consolidated group of entities of the size and scale of a hypothetical company that is 100% of the size and scale of the Company and its Subsidiaries, taken as a whole) (each of the effects described in clauses (A) and (B) of this sentence being referred to herein as a “Burdensome Effect”). Neither Parent nor Sub, directly or indirectly through one or more of their respective affiliates, shall take any action, including acquiring or making any investment in any person or any division or assets thereof, that would reasonably be expected to cause a material delay in the satisfaction of the conditions contained in Article VI or the consummation of the Merger.

(c) Without limiting the generality of anything contained in this Section 5.06, each party hereto shall: (i) give the other parties prompt notice of any material communication from any Governmental Entity in connection with the transactions contemplated by this Agreement and of the making or commencement of any request, inquiry, investigation, action or legal proceeding by or before any Governmental Entity with respect to the transactions contemplated by this Agreement; (ii) keep the other parties informed as to the status of any such request, inquiry, investigation, action or legal proceeding; and (iii) promptly inform the other parties of any communication to or from the Antitrust Division, the FTC, the FERC, the PUCN or any other Governmental Entity regarding the Merger. Each party hereto will consult and cooperate with the other parties and will consider in good faith the views of the other parties in connection with any filing, analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with the transactions contemplated by this Agreement. In addition, except as may be prohibited by any Governmental Entity or by any Law, in connection with any such request, inquiry, investigation, action or legal proceeding, each party hereto will permit authorized representatives of the other parties to be present at each meeting or conference relating to such request, inquiry, investigation, action or legal proceeding and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any Governmental Entity in connection with such request, inquiry, investigation, action or legal proceeding.

(d) The Company agrees to use its reasonable best efforts to take (and to cause the Company Subsidiaries to take) (which shall not include the expenditure of funds), at Parent’s sole cost and expense, such actions as Parent shall reasonably request to obtain consents, waivers, or approvals under Material Contracts with respect to the transactions contemplated by this Agreement; provided, however, that (i) the Company and each Company Subsidiary shall not be required to incur any Indebtedness pursuant to this Section 5.06(d) and (ii) the Company and each Company Subsidiary shall only be required to enter into an obligation or commitment if such obligation or commitment is conditioned upon the closing of the transactions contemplated by this Agreement and will be effective with respect to the Company and the Company Subsidiaries only on or after the Effective Time.

SECTION 5.07 Public Announcements. The initial press release issued by Parent and the Company concerning this Agreement and the transactions contemplated hereby shall be a joint press release and thereafter Parent and the Company shall consult with each other before issuing any press release or otherwise making any public statements with respect to the transactions contemplated by this Agreement, except (subject to Section 5.03) as may be required by applicable Law, in connection with the exercise of the Company’s board of directors’ fiduciary duties or by obligations pursuant to any listing agreement with, or the rules of, any applicable national securities exchange.

SECTION 5.08 Directors & Officers Indemnification and Insurance.

(a) Indemnification. From and after the Effective Time, Parent shall, and shall cause the Surviving Corporation to, to the fullest extent that the Company or any Subsidiary of the Company is permitted by applicable Law to indemnify its own directors and officers, indemnify, defend and hold harmless each current or former director, officer, employee or fiduciary under benefit plans of the Company and its Subsidiaries (each an “Indemnified Party” and collectively, the “Indemnified Parties”) against (i) all losses, expenses (including reasonable attorney’s fees and expenses), judgments, claims, damages or liabilities or, subject to the proviso of the next succeeding sentence, amounts paid in settlement, arising out of actions or omissions occurring at or prior to the Effective Time (and whether asserted or claimed prior to, at or after the Effective Time) to the extent that they are based on or arising out of the fact that such Person is or was a director, officer, employee or fiduciary under benefit plans or performed services at the request of the Company or any of its Subsidiaries (the “Indemnified Liabilities”), and (ii) all Indemnified Liabilities to the extent they are based on or arise out of or pertain to the transactions contemplated by this Agreement, whether asserted or claimed prior to, at or after the Effective Time, and including any expenses incurred in enforcing such person’s rights under this Section 5.08. In the event of any such loss, expense, claim, damage or liability (whether or not asserted before the Effective Time), (i) the Surviving Corporation shall pay the reasonable fees and expenses of counsel selected by the Indemnified Parties, which counsel shall be reasonably satisfactory to the Surviving Corporation, promptly after statements therefor are received and otherwise advance to such Indemnified Party upon request, reimbursement of documented expenses reasonably incurred (provided, however, that the person to whom expenses are advanced provides an undertaking to repay such advance if it is determined by a final and non-appealable judgment of a court of competent jurisdiction that such person is not legally entitled to indemnification under Law).

(b) Insurance. The Parent shall cause the Surviving Corporation either (i) to maintain in effect for the six-year period commencing immediately after the Effective Time (and for so long thereafter as any claims brought before the end of such six-year period thereunder are being adjudicated) the Company’s current directors’ and officers’ liability insurance (the “Existing D&O Coverage”) covering acts or omissions occurring at or prior to the Effective Time with respect to those individuals who are as of the date hereof (and any additional individuals who prior to the Effective Time become) covered by the Company’s directors’ and officers’ liability insurance policy on terms with respect to such coverage, and in amount, no less advantageous to the intended beneficiaries thereof than those of such policy in effect on the date hereof (or such other insurance that is no less favorable than the Existing D&O Coverage)) or (ii) to purchase a six-year extended reporting period endorsement (“reporting tail coverage”) under the Existing D&O Coverage, provided that such reporting tail coverage shall extend the director and officer liability coverage in force as of the date hereof from the Effective Time with policy limits, terms and conditions at least as favorable to the intended beneficiaries thereof as the existing directors’ and officers’ liability insurance.

(c) Successors. In the event the Surviving Corporation, Parent or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then and in either such case, proper provisions shall be made so that the successors, assigns and/or transferees of the Surviving Corporation or Parent shall assume the obligations set forth in this Section 5.08.

(d) Survival of Indemnification. For a period of not less than six (6) years from the Effective Time, Parent and the Surviving Corporation shall maintain in effect in the certificate of incorporation and bylaws or similar organizational documents of the Surviving Corporation and its Subsidiaries, the exculpation, indemnification and advancement of expenses provisions of the Company’s and its Subsidiaries’ certificate of incorporation, bylaws or similar organizational documents as in effect immediately prior to the Effective Time or in any indemnification contracts of the Company or its Subsidiaries with any Indemnified Party as in effect immediately prior to the Effective Time, and shall not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any Indemnified Party;

provided that, in the event any claim or claims are asserted or made within such survival period, all such rights to indemnification in respect to any claim or claims shall continue until final disposition of such claim or claims.

(e) Benefit. The provisions of this Section 5.08 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party, his or her heirs, executors or administrators and his or her representatives and are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by contract or otherwise. Nothing in this Agreement, including this Section 5.08, is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company, any of its Subsidiaries or the Indemnified Parties, it being understood and agreed that the indemnification provided for in this Section 5.08 is not prior to, or in substitution for, any such claims under any such policies.

SECTION 5.09 Takeover Statutes. If any Takeover Statute is or may become applicable to the Merger or the other transactions contemplated by this Agreement, each of Parent and the Company and the board of directors of the Company shall grant such approvals and take such actions as are reasonably necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize (to the greatest extent practicable) the effects of such Takeover Statute on such transactions.

SECTION 5.10 Employee Benefit Matters.

(a) From and after the Effective Time and for a period ending on the first anniversary of the Effective Time (the “Benefit Protection Period”), Parent shall provide or cause its Subsidiaries, including the Surviving Corporation, to provide (i) base salary, wages and commission opportunities to each individual who is an employee of the Company or a Company Subsidiary immediately prior to the Effective Time who is neither represented by a union or labor organization with respect to the terms and conditions of their employment nor employed pursuant to the terms of a collective bargaining agreement (each, a “Company Employee”) at a rate that is no less favorable than the rate of base salary, wages or commission opportunities provided to such Company Employee immediately prior to the Effective Time, (ii) an annual cash bonus opportunity to each Company Employee that is not less favorable than the annual cash bonus opportunity provided to such Company Employee immediately prior to the Effective Time, and (iii) other compensation and benefits (including severance benefits, paid-time off and retirement benefits, but excluding equity compensation) to Company Employees that are substantially comparable, in the aggregate, to the other compensation and benefits provided to Company Employees immediately prior to the Effective Time. Parent shall provide or cause its Subsidiaries, including the Surviving Corporation, to provide long-term incentive compensation opportunities to each Company Employee that are competitive with the opportunities provided by the industry generally to employees performing in a comparable role (and, if the Effective Time occurs in calendar year 2014, participation of the Company Employees in the applicable long-term incentive plan (and any short-term/annual incentive plan) shall be retroactive to January 1, 2014).

(b) Without limiting the generality of Section 5.10(a), from and after the Effective Time, Parent shall, or shall cause Parent’s Subsidiaries, including the Surviving Corporation, to, assume, honor and continue all of the Company’s and the Company Subsidiaries’ employment, severance, retention and termination plans, policies, programs, agreements and arrangements (including any change in control or severance agreement between the Company or any Company Subsidiary and any Company Employee) disclosed or made available to Parent, in each case, in accordance with their terms as in effect immediately prior to the Effective Time, including with respect to any payments, benefits or rights arising as a result of the transactions contemplated by this Agreement (either alone or in combination with any other event) and, for the duration of the Benefit Protection Period, shall do so without any amendment or modification, other than any amendment or modification required to comply with applicable Law or as consented to by the parties thereto.

(c) For all purposes (including for purposes of determining eligibility to participate, level of benefits and vesting) under any “employee benefit plan” (as such term is defined in Section 3(3) of ERISA, but without regard to whether the applicable plan is subject to ERISA) and any other employee benefit plan, program, policy or arrangement maintained by Parent or any of its Subsidiaries, including the Surviving Corporation, including any vacation, paid time off and severance plans, but excluding benefit accruals under any defined benefit pension plan, each Company Employee’s service with or otherwise credited by the Company or any Company Subsidiary shall be treated as service with Parent or any of its Subsidiaries, including the Surviving Corporation; provided, however, that such service need not be recognized to the extent that such recognition would result in any duplication of benefits.

(d) Parent shall use commercially reasonable efforts, or shall cause its Subsidiaries, including the Surviving Corporation, to use commercially reasonable efforts to waive, or cause to be waived, any pre-existing condition limitations, exclusions, actively at work requirements and waiting periods under any welfare benefit plan maintained by Parent or any of its Subsidiaries, including the Surviving Corporation, in which Company Employees (and their eligible dependents) will be eligible to participate from and after the Effective Time, except to the extent that such pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods would not have been satisfied or waived under the comparable Company Benefit Plan immediately prior to the Effective Time. Parent shall use commercially reasonable efforts, or shall cause its Subsidiaries, including the Surviving Corporation, to use commercially reasonable efforts to recognize, or cause to be recognized, the dollar amount of all co-payments, deductibles and similar expenses incurred by each Company Employee (and his or her eligible dependents) during the calendar year in which the Effective Time occurs for purposes of satisfying such year’s deductible and co-payment limitations under the relevant welfare benefit plans in which such Company Employee (and dependents) will be eligible to participate from and after the Effective Time.

(e) At or prior to the Effective Time, the Company shall take all necessary actions to (i) provide for the termination of the Company Stock Purchase Plan as of no later than immediately prior to the Effective Time, (ii) ensure that no offering period under the Company Stock Purchase Plan shall be commenced on or after the date of this Agreement, other than an offering period that is reasonably expected to end on or before the Effective Time, (iii) if the Effective Time shall occur prior to the end of an offering period under the Company Stock

Purchase Plan, cause a new exercise date to be set under the Company Stock Purchase Plan, which date shall be the end of the payroll period that is at least ten (10) Business Days prior to the anticipated Effective Time, (iv) prohibit participants in the Company Stock Purchase Plan from altering their payroll deductions from those in effect on the date of this Agreement (or for an offering period that commences after the date of this Agreement in accordance with (ii) above, as in effect at the beginning of such offering period), other than to discontinue their participation in the Company Stock Purchase Plan in accordance with the terms and conditions of the Company Stock Purchase Plan or to decrease their level of contributions, (v) provide that the amount of the accumulated contributions of each participant under the Company Stock Purchase Plan as of immediately prior to the Effective Time shall, to the extent not used to purchase shares of Company Common Stock in accordance with the terms and conditions of the Company Stock Purchase Plan (as amended pursuant to this Section 5.10(e), be refunded to such participant as promptly as practicable following the Effective Time (without interest); and (vi) ensure that no current or former employees, officers, directors or other service providers of the Company and its Subsidiaries or affiliates, or their beneficiaries, have any right to receive any securities of Parent or its affiliates under the Company Stock Purchase Plan.

(f) Prior to the Effective Time, the Company may implement a retention plan for critical employees not covered by the Company’s change in control policy, with such terms and conditions mutually agreed with Parent.

(g) Notwithstanding the foregoing, nothing contained herein shall (i) be treated as an amendment of any Company Benefit Plan or any employee benefit plan of Parent, the Surviving Corporation or their affiliates, (ii) give any employee or former employee or any other individual associated therewith or any employee benefit plan or trustee thereof or any other third person any right to enforce the provisions of this Section 5.10 or (iii) obligate Parent, the Surviving Corporation or any of their affiliates to (A) maintain any particular benefit plan or (B) retain the employment of any particular employee.

SECTION 5.11 Expenses. Except as otherwise provided in this Agreement, all costs and expenses incurred in connection with this Agreement and the Merger and the other transactions contemplated by this Agreement shall be paid by the party incurring such expense. Parent shall, or shall cause the Surviving Corporation to, pay all charges and expenses, including those of the Paying Agent, in connection with the transactions contemplated in Article II. All transfer, documentary, sales, use, stamp, registration and other similar Taxes incurred in connection with the Merger shall be paid when due by Parent, Sub or, after the Closing, the Surviving Corporation. Parent, Sub, the Company and the Surviving Corporation shall take all reasonable actions to minimize the amount of any such transfer, documentary, sales, use, stamp, registration and other similar Taxes.

SECTION 5.12 Rule 16b-3 Matters. Prior to the Effective Time, the Company may take such further actions, if any, as may be necessary or appropriate to ensure that the dispositions of equity securities of the Company (including derivative securities) pursuant to the transactions contemplated by this Agreement by any officer or director of the Company who is subject to Section 16 of the Exchange Act are exempt under Rule 16b-3 promulgated under the Exchange Act.

SECTION 5.13 Stockholder Litigation. The Company shall promptly notify Parent of any litigation commenced against it or any of its directors, officers or affiliates, relating to this Agreement or the transactions contemplated hereby (including the Merger) and shall keep Parent reasonably informed regarding any such litigation. The Company shall give Parent and Merger Sub the opportunity to participate in the defense or settlement of any shareholder litigation against the Company and its directors relating to this Agreement and the transactions contemplated herein.

SECTION 5.14 Post-Merger Operations.

(a) Corporate Office. The Surviving Corporation shall maintain its headquarters in Las Vegas, Nevada.

(b) Community Involvement. After the Effective Time, the Surviving Corporation shall make annual charitable contributions within the communities served by the Surviving Corporation consistent with the level of charitable contributions made by the Company as of the effective date hereof, and otherwise maintain a level of involvement in community activities in the State of Nevada consistent with the level of community involvement and related activities carried on by the Company as of the date of this Agreement. Section 5.14(b) of the Company Disclosure Letter sets forth the aggregate dollar amount of charitable contributions made by the Company during the fiscal year ended December 31, 2012.

(c) Labor Contracts. After the Effective Time, the Surviving Corporation shall continue to perform all of the Company’s obligations under and in accordance with the terms of the Company’s collective bargaining agreements, subject to any amendments or waivers to such contracts as may be agreed by all of the parties thereto.

(d) Assumption of Obligations. In the event the Surviving Corporation (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then proper provision shall be made so that such continuing or surviving corporation or entity or transferee of such assets, as the case may be, shall assume the obligations set forth in this Section 5.14.

SECTION 5.15 Transition Planning. As promptly as practicable after the date hereof, Parent and the Company shall establish a transition committee (the “Transition Committee”) consisting of two (2) representatives designated by each of the Company and Parent. The activities of the Transition Committee shall include transition planning and implementation relating to the Merger and obtaining the Company Required Governmental Approvals, the Parent Required Governmental Approvals and any other consents or approvals from any person with respect to the transactions contemplated hereby. At all times after the date of this Agreement until the Effective Time (or the earlier termination of this Agreement), there shall be one representative of Parent on the Transition Committee that shall be designated by Parent as the primary contact person for the Company at Parent (the “Parent Contact”). In the event that the Company elects to request that Parent consent to any action or matter involving the Company or any of the Company Subsidiaries as is contemplated by Section 5.01, the Company shall make all such requests to the Parent Contact, and Parent agrees that it will use its reasonable best efforts to cause the Parent Contact to respond as promptly as practicable to any such request, taking into account the nature of the request, the circumstances under which the request is made and the timing indicated in the request. The Parent Contact shall initially be William J. Fehrman, and may be changed by Parent from time to time by written notice from Parent to the Company.

SECTION 5.16 Changes to Rates or Charges. The Company shall, and shall cause the Company Subsidiaries to, consult with Parent prior to (a) initiating any general rate case or (b) making any material changes in the Company’s or the Company Subsidiaries’ rates or charges, standards of service or accounting from those in effect on the effective date of this Agreement or executing any agreement, commitment, arrangement or consent, whether written or oral, formal or informal, with respect thereto, except in each case (i) with respect to routine filings made in the ordinary course of business consistent with past practice, (ii) as may be related to the publically disclosed merger of Nevada Power Company and Sierra Pacific Power Company, (iii) as required by a Governmental Entity of competent jurisdiction or (iv) as set forth on Section 5.16 of the Company Disclosure Letter.

ARTICLE VI

CONDITIONS TO THE MERGER

SECTION 6.01 Conditions to Obligations of Each Party to Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the satisfaction or waiver (where permitted) at or prior to the Effective Time of each of the following conditions:

(a) Company Stockholder Approval. The Company shall have obtained the Company Stockholder Approval.

(b) Governmental Approvals. The Company Required Governmental Approvals and the Parent Required Governmental Approvals shall have been obtained (including the expiration or termination of any applicable waiting period, together with any extensions thereof, under the HSR Act), and shall have become Final Regulatory Orders and no such Final Regulatory Order shall impose terms or conditions that, individually or in the aggregate, would reasonably be expected to have a Burdensome Effect. For purposes of this Section 6.01(b), a “Final Regulatory Order” means a final order by the relevant Governmental Entity which has not been reversed, stayed, enjoined, set aside, annulled or suspended, and as to which the conditions required by such Final Regulatory Order to be satisfied in order to consummate the Merger have been satisfied.

(c) No Injunction. No Governmental Entity of competent jurisdiction shall have issued, enacted, entered, promulgated or enforced any Law that is in effect and renders the Merger illegal, or prohibits, enjoins or otherwise prevents the Merger.

SECTION 6.02 Additional Conditions to Obligations of Parent and Sub. The obligations of Parent and Sub to effect the Merger are also subject to the satisfaction or waiver by Parent at or prior to the Effective Time of each of the following additional conditions:

(a) Representations and Warranties. (i) Each of the representations and warranties of the Company contained in this Agreement (other than the representations and warranties of the

Company set forth in Section 3.02), without regard to materiality or Company Material Adverse Effect qualifiers contained within such representations and warranties, shall be true and correct except for any failure of such representations and warranties to be true and correct that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect; and (ii) the representations and warranties of the Company set forth in Sections 3.02(a) and 3.02(b) shall be true and correct in all respects (except for de minimis errors) and the representations and warranties of the Company set forth in the remainder of Section 3.02 shall be true and correct in all material respects; in the case of each of clauses (i) and (ii) of this Section 6.02(a) as of the Effective Time as though made on and as of the Effective Time (except to the extent expressly made as of a specific date, in which case as of such specific date).

(b) Agreements and Covenants. The Company shall have performed or complied in all material respects with all agreements and covenants (other than Section 5.05(b)) required by this Agreement to be performed or complied with by it on or prior to the Effective Time.

(c) Material Adverse Effect. Since the date of this Agreement, no Company Material Adverse Effect shall have occurred that is continuing, and no event, change, occurrence, development or set of circumstances or facts shall have occurred which, individually or in the aggregate, would reasonably be expected to result in a Company Material Adverse Effect.

(d) Officer’s Certificate. Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company as to the satisfaction of the conditions in Sections 6.02(a) and 6.02(b).

SECTION 6.03 Additional Conditions to Obligations of the Company. The obligations of the Company to effect the Merger are also subject to the satisfaction or waiver by the Company at or prior to the Effective Time of each of the following additional conditions:

(a) Representations and Warranties. Each of the representations and warranties of Parent and Sub contained in this Agreement shall be true and correct as of the Effective Time as though made on and as of the Effective Time (except to the extent expressly made as of a specific date, in which case as of such specific date), in each case except for any failure of such representations and warranties to be true and correct that would not, individually or in the aggregate, reasonably be expected to prevent or have a material adverse effect on the ability of Parent or Sub to consummate the Merger or observe or perform its material obligations hereunder to be performed on or after the Effective Time.

(b) Agreements and Covenants. Each of Parent and Sub shall have performed or complied in all material respects with all agreements and covenants (other than Section 5.05(b)) required by this Agreement to be performed or complied with by it on or prior to the Effective Time.

(c) Officers’ Certificate. The Company shall have received a certificate signed on behalf of Parent and Sub by an executive officer of each of Parent and Sub as to the satisfaction of the conditions in Sections 6.03(a) and 6.03(b).

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

SECTION 7.01 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after receipt of the Company Stockholder Approval:

(a) by mutual written consent of Parent and the Company;

(b) by either the Company or Parent, if the Effective Time shall not have occurred on or before May 29, 2014 (the “Outside Date”); provided, however, that (i) if all of the conditions to Closing, other than the condition set forth in Section 6.01(b), shall have been satisfied or shall be capable of being satisfied at such time, the Outside Date may be extended by either the Company or Parent from time to time by written notice to the other party up to a date not beyond July 29, 2014, the latest of any of which dates shall thereafter be deemed to be the Outside Date; provided, further, that the right to terminate this Agreement under this Section 7.01(b) shall not be available to any party if the failure of the Effective Time to occur on or before the Outside Date is the result of such party having materially breached or failed to perform any of its covenants or agreements set forth in this Agreement;

(c) by either the Company or Parent, if the Company Stockholder Approval shall not have been obtained upon a vote taken thereon at the Company Stockholder Meeting, including any adjournment or postponement thereof;

(d) by either the Company or Parent, if any Governmental Entity of competent jurisdiction shall have issued, enacted, entered, promulgated or enforced any Law permanently enjoining, restraining or prohibiting the Merger, and such Law shall have become final and non-appealable, if applicable; provided, that the right to terminate this Agreement under this Section 7.01(d) shall not be available to any party that has failed to comply with Section 5.06;

(e) by Parent, at any time prior to the receipt of the Company Stockholder Approval, if (i) the Company’s board of directors shall have effected a Change of Company Recommendation, (ii) the Company shall have failed to recommend against any Competing Proposal subject to Regulation 14D under the Exchange Act in any solicitation or recommendation statement made on Schedule 14D-9 within ten (10) Business Days after the commencement of such Competing Proposal or (iii) the Company shall have breached in any material respect any of its obligations under Section 5.03 and such breach shall not have been remedied within ten (10) Business Days after receipt by the Company of notice in writing from Parent, specifying the nature of such breach and requesting that it be remedied;

(f) by the Company if, at any time prior to the receipt of the Company Stockholder Approval, the Company’s board of directors shall have effected a Change of Company Recommendation in material compliance with the provisions of Section 5.03(d) in order to enter into a definitive acquisition agreement with respect to a Superior Proposal;

(g) by the Company if, at any time prior to the receipt of the Company Stockholder Approval, the Board of Directors shall have effected a Change of Company Recommendation pursuant to Section 5.03(e);

(h) by Parent, if: (i) the Company has breached or failed to perform any of its representations, warranties, covenants or agreements contained in this Agreement, in any case, such that a condition contained in Section 6.02(a) or 6.02(b) would not be satisfied; (ii) Parent shall have delivered to the Company written notice of such breach or failure to perform; and (iii) either such breach or failure to perform is not capable of cure or at least thirty (30) days shall have elapsed since the date of delivery of such written notice to the Company and such breach or failure to perform shall not have been cured; provided, however, that Parent shall not be permitted to terminate this Agreement pursuant to this Section 7.01(h) if Parent or Sub has breached or failed to perform any of its representations, warranties, covenants or agreements contained in this Agreement, in any case, such that a condition contained in Section 6.03(a) or 6.03(b) would not be satisfied; or

(i) by the Company, if (i) Parent or Sub has breached or failed to perform any of its representations, warranties, covenants or agreements contained in this Agreement, in any case, such that a condition contained in Section 6.03(a) or 6.03(b) would not be satisfied; (ii) the Company shall have delivered to Parent written notice of such breach or failure to perform; and (iii) either such breach or failure to perform is not capable of cure or at least thirty (30) days shall have elapsed since the date of delivery of such written notice to Parent and such breach or failure to perform shall not have been cured; provided, however, that the Company shall not be permitted to terminate this Agreement pursuant to this Section 7.01(i) if the Company has breached or failed to perform any of its representations, warranties, covenants or agreements contained in this Agreement, in any case, such that a condition contained in Section 6.02(a) or 6.02(b) would not be satisfied.

SECTION 7.02 Effect of Termination.

(a) In the event of termination of this Agreement by either the Company or Parent as provided in Section 7.01, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Parent, Sub or the Company or their respective Subsidiaries, officers or directors, in either case, except (i) with respect to Section 5.11, this Section 7.02 and Article VIII and (ii) with respect to any liabilities or damages incurred or suffered by a party as a result of the willful and material breach by another party of any of its representations, warranties, covenants or agreements set forth in this Agreement.

(b) In the event that this Agreement is terminated:

(i) by (A) Parent pursuant to Section 7.01(e) or (B) the Company pursuant to Section 7.01(f) or Section 7.01(g), then the Company shall pay to Parent or its designee, within two (2) Business Days following the date of such termination by Parent pursuant to clause (A), or prior to or concurrently with such termination by the Company pursuant to clause (B), the Company Termination Fee; or

(ii) (A) by either Parent or the Company pursuant to Section 7.01(b) (other than following the failure to obtain a Company Required Governmental Approval or a Parent Required Governmental Approval), or (B) by either Parent or the Company pursuant to Section 7.01(c), and (C) (1) (x) any person or group of persons shall (as of the date this Agreement is terminated pursuant to Section 7.01(b) (other than following the failure to obtain a Company

Required Governmental Approval or a Parent Required Governmental Approval), in the case of the foregoing clause (A), or as of the Company Stockholder Meeting at which the Company Stockholder Approval shall not have been obtained upon a vote taken thereon, in the case of the foregoing clause (B)) have publicly announced or disclosed or disclosed privately to the Company’s management or board of directors, and not withdrawn, a Competing Proposal, and (y) within nine (9) months after the termination of this Agreement, the Company shall have entered into a definitive acquisition agreement with respect to a Competing Proposal and such Competing Proposal is subsequently consummated (which such Competing Proposal need not be the same Competing Proposal, or be made by the same person or group, as the Competing Proposal described in clause (C)(1)(x)), then the Company shall pay to Parent or its designee, concurrently with the consummation of such Competing Proposal, the Company Termination Fee, or (2) (x) any person or group of persons shall (as of the date this Agreement is terminated pursuant to Section 7.01(b) (other than following the failure to obtain a Company Required Governmental Approval or a Parent Required Governmental Approval), in the case of the foregoing clause (A), or as of the Company Stockholder Meeting at which the Company Stockholder Approval shall not have been obtained upon a vote taken thereon, in the case of the foregoing clause (B)) have publicly announced or disclosed or disclosed privately to the Company’s management or board of directors, and subsequently withdrawn, a Competing Proposal, and (y) within nine (9) months after the termination of this Agreement, the Company shall have entered into a definitive acquisition agreement with respect to such Competing Proposal and such Competing Proposal is subsequently consummated (it being understood and agreed that for purposes of this Section 7.02(b)(ii), any group of persons making a Competing Proposal shall be deemed the same as any other group so long as the members of one group constitute at least 50% of the equity financing of the other group), then the Company shall pay to Parent or its designee, concurrently with the consummation of such Competing Proposal, the Company Termination Fee; provided that for purposes of this Section 7.02(b)(ii), the term “Competing Proposal” shall have the meaning assigned to such term, except that all percentages therein shall be changed to “50%”.

(c) Each of the Company, Parent and Sub acknowledges that (i) the agreements contained in this Section 7.02 are an integral part of the transactions contemplated by this Agreement and (ii) without these agreements, Parent, Sub and the Company would not enter into this Agreement. It is acknowledged and agreed that, except in the case of fraud or a willful and material breach by the Company of this Agreement, the Company Termination Fee is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate Parent and Sub in the circumstances in which the Company Termination Fee is payable. In no event shall the Company be required to pay to Parent more than one Company Termination Fee pursuant to Section 7.02(b).

SECTION 7.03 Amendment. This Agreement may be amended by the Company, Parent and Sub by action taken by or on behalf of their respective boards of directors at any time prior to the Effective Time; provided, however, that, after receipt of the Company Stockholder Approval, no amendment may be made which, by Law or in accordance with the rules of any relevant stock exchange, requires further approval by the Company’s stockholders without obtaining such further approval. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

SECTION 7.04 Waiver. At any time prior to the Effective Time, Parent and Sub, on the one hand, and the Company, on the other hand, may (a) extend the time for the performance of any of the obligations or other acts of the other, (b) waive any breach of the representations and warranties of the other contained herein or in any document delivered pursuant hereto and (c) waive compliance by the other with any of the covenants or conditions contained herein; provided, however, that after receipt of the Company Stockholder Approval, there may not be any extension or waiver of this Agreement which decreases the Merger Consideration or which adversely affects the rights of the Company’s stockholders hereunder without the approval of the Company’s stockholders at a duly convened meeting of the Company’s stockholders called to obtain approval of such extension or waiver. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE VIII

GENERAL PROVISIONS

SECTION 8.01 Non-Survival of Representations and Warranties. None of the representations and warranties contained in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. Except for any covenant or agreement that by its terms contemplates performance after the Effective Time, none of the covenants and agreements of the parties contained this Agreement shall survive the Effective Time.

SECTION 8.02 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given (a) when delivered personally, (b) when sent by reputable overnight courier service or (c) when faxed or emailed (which is confirmed by copy sent within one business day by a reputable overnight courier service) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

If to Parent or Sub:

MidAmerican Energy Holdings Company 1111 South 103rd Street Omaha, NE 68124
Fax: (402) 231-1658
Email:	danderson@midamerican.com
Attention:	Douglas L. Anderson

with a copy to (for information purposes only):

Gibson, Dunn & Crutcher LLP

200 Park Avenue, New York

New York, New York 10166

Fax: (212) 351-6215

Email:	PHanlon@gibsondunn.com
Attention:	Peter J. Hanlon

Gibson, Dunn & Crutcher LLP

2100 McKinney Avenue, Suite 1100

Dallas, Texas 75201

Fax: (214) 571-2924

Email:	RLittle@gibsondunn.com
Attention:	Robert Little

If to the Company:

NV Energy, Inc.

6226 West Sahara Avenue

Las Vegas, Nevada 89146

Fax: (702) 402-5699

Email: PKaleta@nvenergy.com
Attention:	General Counsel

with copies to (for information purposes only):

Sidley Austin LLP

One South Dearborn Street

Chicago, Illinois 60603

Fax: (312) 853-7036

Email:	tcole@sidley.com
mmcqueen@sidley.com
iqasim@sidley.com
Attention:	Thomas A. Cole
Matthew G. McQueen
Imad I. Qasim

SECTION 8.03 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

SECTION 8.04 Entire Agreement. This Agreement (together with the Annexes, Exhibits, Company Disclosure Letter and the other documents delivered pursuant hereto) and the Confidentiality Agreement constitute the entire agreement of the parties and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof and, except as otherwise expressly provided herein, are not intended to confer upon any other person any rights or remedies hereunder.

SECTION 8.05 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned or transferred, in whole or in part, by operation of Law or otherwise by any of the parties hereto without the prior written consent of the other parties. Any assignment or transfer in violation of the preceding sentence shall be void.

SECTION 8.06 Parties in Interest. Except for (a) Article II, which shall be for the benefit of any person entitled to payment thereunder, and (b) Section 5.08, which shall be for the benefit of each Indemnified Party, his or her heirs, executors or administrators and his or her representatives, each of whom shall be entitled to enforce their rights under this Agreement as third-party beneficiaries, Parent, Merger Sub and the Company hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other party hereto, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including, the right to rely upon the representations and warranties set forth herein. The parties hereto further agree that the rights of third party beneficiaries under Article II and Section 5.08 shall not arise unless and until the Effective Time occurs. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto. Any inaccuracies in such representations and warranties may be subject to waiver by the parties hereto in accordance with Section 7.04 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, Persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

SECTION 8.07 Interpretation. When a reference is made in this Agreement to Sections or Exhibits, such reference shall be to a Section or Exhibit of this Agreement, respectively, unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” if they are not already followed by such words. For purposes of this Agreement, the singular number shall include the plural, and vice versa. All references in this Agreement to “$” are intended to refer to U.S. dollars. Unless otherwise specifically provided for herein, the term “or” shall not be deemed to be exclusive. The words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement. References herein to “as of the date hereof,” “as of the date of this Agreement” or words of similar import shall be deemed to mean “as of immediately prior to the execution and delivery of this Agreement.”

SECTION 8.08 Governing Law. This Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware, without giving effect to the principles of conflicts of Law thereof (other than with respect to issues relating to the Merger, fiduciary duties, general corporation law and any other provisions set forth herein that are required to be governed by the NRS).

SECTION 8.09 Venue. Each of the parties irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement brought by any other party or its successors or assigns shall be brought and determined in any Delaware state or federal court, and each of the parties hereby irrevocably submits to the exclusive jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such action or proceeding arising out of or relating to this Agreement and the transactions contemplated hereby. Each of the parties agrees not to commence any action, suit or proceeding relating thereto except in the courts described above in Delaware, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, (a) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

SECTION 8.10 Waiver of Jury Trial. EACH PARTY TO THIS AGREEMENT WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION, SUIT OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT.

SECTION 8.11 Counterparts. This Agreement may be executed in two or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. The exchange of a fully executed Agreement (in counterparts or otherwise) by facsimile or by electronic delivery in .pdf format shall be sufficient to bind the parties to the terms and conditions of this Agreement.

SECTION 8.12 Specific Performance.

(a) The parties agree that irreparable damage would occur in the event that the parties hereto do not perform the provisions of this Agreement in accordance with its terms or otherwise breach such provisions. Accordingly, subject to Section 8.12(b), the parties acknowledge and agree that the parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at law or in equity.

(b) Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief as provided herein on the basis that (i) it has an adequate remedy at law or (ii) an award of specific performance is not an appropriate remedy for any reason at law or equity. Any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.

(c) The parties further agree (i) the seeking of remedies pursuant to this Section 8.12 shall not in any respect constitute a waiver by any party seeking such remedies of its respective right to seek any other form of relief that may be available to it under this Agreement, including under Section 7.02, in the event that this Agreement has been terminated or in the event that the remedies provided for in this Section 8.12 are not available or otherwise are not granted, and (ii) nothing set forth in this Agreement shall require a party to institute any proceeding for (or limit a party’s right to institute any proceeding for) specific performance under this Section 8.12 prior or as a condition to exercising any termination right under Article VII (and pursuing damages after such termination), nor shall the commencement of any legal proceeding seeking of remedies pursuant to this Section 8.12 or anything set forth in this Section 8.12 restrict or limit a party’s right to terminate this Agreement in accordance with the terms of Article VII or pursue any other remedies under this Agreement that may be available then or thereafter.

SECTION 8.13 Obligations of Parent and of the Company. Whenever this Agreement requires a Subsidiary of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action and, after the Effective Time, on the part of the Surviving Corporation to cause such Subsidiary to take such action. Whenever this Agreement requires Sub to take any action, such requirements shall be deemed to include an undertaking on the part of Parent to cause Sub to take such action. Parent hereby guarantees the due, prompt and faithful payment, performance and discharge by Sub of, and the compliance by Sub with, all of the covenants, agreements, obligations and undertakings of Sub under this Agreement in accordance with the terms of this. Parent shall, immediately following execution of this Agreement, approve this Agreement in its capacity as sole stockholder of Sub in accordance with applicable Law and the articles of incorporation and bylaws of Sub.

*  *  *  *  *  *  *  *

IN WITNESS WHEREOF, Parent, Sub and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized all as of the date first written above.

MIDAMERICAN ENERGY HOLDINGS COMPANY

By:	/s/ Douglas L. Anderson
Name:	Douglas L. Anderson
Title:	Executive Vice President

SILVER MERGER SUB, INC.

By:	/s/ Douglas L. Anderson
Name:	Douglas L. Anderson
Title:	Executive Vice President

NV ENERGY, INC.

By:	/s/ Paul J. Kaleta
Name:	Paul J. Kaleta
Title:	Executive Vice President

Signature page to Merger Agreement

Annex I

“Acceptable Confidentiality Agreement” means a confidentiality agreement that contains confidentiality provisions of the relevant person that has made a Competing Proposal that are no less favorable in the aggregate than those contained in the Confidentiality Agreement, except that the Company shall be permitted to enter into a less favorable confidentiality agreement, provided that the terms of the Confidentiality Agreement are deemed modified to the same extent.

“affiliate” means, with respect to any person, any other person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first-mentioned person.

“Aggregate Common Stock Consideration” means the product of the Merger Consideration and the number of Shares issued and outstanding immediately prior to the Effective Time (other than Shares to be cancelled in accordance with Section 2.01(a)(ii)).

“Aggregate Merger Consideration” means the sum of the Aggregate Common Stock Consideration, the aggregate Option Payments and the aggregate RSU Payments.

“Antitrust Division” means the Antitrust Division of the Department of Justice.

“Business Day” means any day, other than a Saturday or Sunday or a day on which banks are required or authorized by Law to close in Las Vegas, Nevada.

“Company Material Adverse Effect” means any change, event or development that has or would reasonably be expected to have a material adverse effect on the business, assets, liabilities, financial condition or results of operations of the Company and the Company Subsidiaries taken as a whole; provided, however, that no change, event or development resulting from any of the following shall be deemed to be or taken into account in determining whether there has been or will be, a “Company Material Adverse Effect”: (a) the entry into or the announcement or pendency of this Agreement or the transactions contemplated hereby, including the identity of Parent and its affiliates, (b) any change, event or development in or affecting the economy or the financial or securities markets in the United States or elsewhere in the world, the industry or industries in which the Company or its Subsidiaries operate generally or in any specific jurisdiction or geographical area, (c) any change, event or development resulting from or arising out of (A) any changes, events or developments in national, regional, state or local wholesale or retail markets for electric power, capacity or fuel or related products, including those due to actions by competitors or due to changes in commodities prices or hedging markets therefor, (B) any changes, events or developments in or affecting national, regional, state or local electric transmission or distribution systems, (C) any changes, events or developments in national, regional, state or local wholesale or retail electric power and capacity prices or affecting prices for petroleum products or other commodities or for raw material inputs and end products, (d) any change in the market price or trading volume of the equity securities of the Company or of the ratings or the ratings outlook for the Company or any of the Company Subsidiaries by any applicable rating agency or the failure of the Company to meet any internal or public projections, budgets, forecasts or estimates of revenues, earnings or other financial results; provided, however, that the exception in this clause shall not prevent the underlying cause of such change, if not otherwise excluded from the definition of Company Material Adverse Effect, from being taken into account in determining whether a Company Material Adverse Effect has occurred, (e) the suspension of trading in securities generally on the New York Stock Exchange, (f) any adoption, implementation, promulgation, repeal, modification, reinterpretation or proposal of any rule, regulation, ordinance, order, protocol or any other Law of or by any national, regional, state or local Governmental Authority, independent system operator, regional transmission organization or market administrator (including legislation relating to NVision in its current form or any amended form or any Laws adopted, implemented, proposed, stayed or changed in connection therewith), (g) any changes in GAAP or accounting standards or interpretation of any of the foregoing, (h) any weather-related or other force majeure event or outbreak or escalation of hostilities or acts of war or terrorism, (i) any action taken to comply with a specific requirement of this Agreement, (j) any action taken or not taken to which Parent has consented in writing or deemed to have consented in writing pursuant to the terms of this Agreement or resulting from the failure of the Parent to provide its consent to any action requested by the Company pursuant to Section 5.01, (k) any actions or claims made or brought by any of the current or former stockholders of the Company (or on their behalf or on behalf of the Company, but in any event only in their capacities as current or former stockholders) arising out of this Agreement or the Merger; provided, that (x) with respect to clauses (b), (c), (g) and (h), such changes, events or developments shall be taken into account to the extent they materially and disproportionately adversely affect the Company and its Subsidiaries, taken as a whole, compared to other companies operating primarily in the same industries in which the Company and its Subsidiaries operate and (y) clause (a) shall not apply to the use of Company Material Adverse Effect in Section 3.04 (or Section 6.02(a) as it applies to Section 3.04).

“Company Stock Plan” means Company’s 2004 Executive Long-Term Incentive Plan, the Company’s 2013 Long Term Incentive Plan, and the Company’s 2003 Non-Employee Director Stock Plan.

“Company Stock Purchase Plan” means the Company’s Employee Stock Purchase Plan.

“Company Termination Fee” means an amount in cash equal to (i) $56,564,740, if (a) Parent terminates this Agreement pursuant to Section 7.01(e) prior to 5:00 p.m. Eastern Time on July 13, 2013 or (b) the Company terminates this Agreement pursuant to Section 7.01(f) to enter into a Superior Proposal made by a Qualifying Party or (ii) $169,694,219, if the Company Termination Fee becomes payable pursuant to Section 7.02(b) under any circumstances not described in clause (i) of this definition.

“Competing Proposal” means, other than the transactions contemplated by this Agreement, any proposal or offer (other than a proposal or offer by Parent or any of its Subsidiaries) from any person relating to (i) the acquisition (whether by merger, consolidation, equity investment, joint venture or otherwise) by any person of more than twenty percent (20%) of the consolidated assets of the Company and the Company Subsidiaries, taken as a whole; or (ii) the acquisition in any manner, directly or indirectly, by any person of more than twenty percent (20%) of the issued and outstanding shares of Company Common Stock.

“Confidentiality Agreement” means the letter regarding confidentiality between the Company and Parent dated on or about May 13, 2013.

“Contract” means any agreement, contract, lease (whether for real or personal property), power of attorney, note, bond, mortgage, indenture, deed of trust, loan, evidence of Indebtedness, purchase order, letter of credit, settlement agreement, franchise agreement, covenant not to compete, employment agreement, license, purchase and sales order or other legal commitment to which a person is a party or to which the properties or assets of such person are subject.

“Copyrights” means United States and non-U.S. copyrights and mask works (as defined in 17 U.S.C. §901) and pending applications to register the same.

“Environmental Laws” means all Laws as in effect on or prior to the date hereof which (a) regulate or relate to the protection, remediation, restoration or cleanup of the environment or natural resources, endangered or threatened species, or relate to mining, the protection of human health or safety from exposure to Hazardous Substances, or the use, treatment, storage, transportation, handling, exposure to, disposal or Release of Hazardous Substances or (b) impose liability (including for enforcement, investigatory costs, cleanup, removal or response costs, natural resource damages, contribution, injunctive relief, personal injury or property damage) or standards of care with respect to any of the foregoing.

“Environmental Permits” means any permit, registration, identification number, license and other authorization required under any applicable Environmental Law.

“ERISA Affiliate” means any entity, which together with another entity, would be treated as a single employer under Section 414(b), (c), (m) or (o) of the Code or Section 4001 of ERISA.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“FERC” means the Federal Energy Regulatory Commission.

“FTC” means the Federal Trade Commission.

“GAAP” means generally accepted accounting principles as applied in the United States.

“Governmental Entity” means any national, federal, state, county, municipal or local government, or other governmental or regulatory body or political subdivision thereof, and any entity exercising executive, legislative, judicial, regulatory, taxing or administrative functions of or pertaining to government.

“Hazardous Substances” means any toxic, reactive, corrosive, ignitable or flammable chemical, or chemical compound, or substance, material or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation or for which liability or standards of care are imposed under any Environmental Laws including, without limitation, petroleum (including crude oil or any fraction thereof), asbestos, radioactive materials and polychlorinated biphenyls).

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indebtedness” means (i) indebtedness of the Company or any of the Company Subsidiaries for borrowed money (including the aggregate principal amount thereof and the aggregate amount of any accrued but unpaid interest thereon), (ii) obligations of the Company or any of the Company Subsidiaries evidenced by bonds, notes, debentures, letters of credit or similar instruments, (iii) obligations of the Company or any of the Company Subsidiaries under capitalized leases, (iv) obligations in respect of interest rate and currency obligation swaps, hedges or similar arrangements, and (v) all obligations of the Company or any of the Company Subsidiaries to guarantee any of the foregoing types of payment obligations on behalf of any person other than the Company or any of the Company Subsidiaries.

“Intervening Event” means an event, change, fact, circumstance, occurrence or development (other than a Competing Proposal) that (i) is material to the Company, (ii) was not known or reasonably foreseeable in the good faith judgment of the Company’s board of directors to the Company’s board of directors as of the date of this Agreement or if known or reasonably foreseeable in the good faith judgment of the Company’s board of directors, the magnitude or material consequences of which were not known or reasonably foreseeable in the good faith judgment of the Company’s board of directors to or understood by the Company’s board of directors as of the date of this Agreement, and (iii) becomes known or the material consequences of which become known to or understood by the Company’s board of directors prior to obtaining the Company Stockholder Approval; provided, however, that an event, change, fact, circumstance, occurrence or development shall not constitute an Intervening Event (except to the extent, in the case of clauses (A), (B)(1) or (B)(2) below, such event, change, fact, circumstance, occurrence or development disproportionately affects the State of Nevada relative to other states in the Western United States taken as whole) if such event, change, fact, circumstance, occurrence or development (A) affects or relates to the economy or financial or securities markets in the United States or elsewhere in the world, the industry or industries in which the Company and its Subsidiaries operate generally or in any specific jurisdiction or area, or (B) results from or arises out of (1) any changes, events or developments in national, regional, state or local wholesale or retail markets for electric power, capacity or fuel or related products and services, including those due to actions by competitors or due to changes in commodities prices or hedging markets therefor, (2) any changes, events or developments in or affecting national, regional, state or local electric transmission or distribution systems, or (3) any changes in Laws.

“IRS” means the United States Internal Revenue Service.

“knowledge” means, (i) with respect to the Company, the actual (but not constructive or imputed) knowledge of the individuals listed in Section 1.1 of the Company Disclosure Letter (without independent investigation), and (ii) with respect to Parent, the actual (but not constructive or imputed) knowledge of the directors and officers of Parent and Sub (without independent investigation).

“Law” means any federal, state, local or foreign law, statute, code, directive, ordinance, rule, regulation, order, judgment, writ, stipulation, award, injunction or decree.

“Lien” means any lien, mortgage, pledge, conditional or installment sale agreement, encumbrance, covenant, restriction, option, right of first refusal, easement, security interest, deed of trust, right-of-way, encroachment, community property interest or other claim or restriction of any nature, whether voluntarily incurred or arising by operation of Law.

“Patents” means United States and non-U.S. patents, provisional patent applications, patent applications, continuations, continuations-in-part, divisions, reissues, patent disclosures, industrial designs, inventions (whether or not patentable or reduced to practice) and improvements thereto.

“Permitted Liens” means (a) statutory Liens for Taxes, assessments or other charges by Governmental Entities not yet due and payable or the amount or validity of which is being contested in good faith or for which appropriate reserves have been established in accordance with GAAP, (b) mechanics’, materialmen’s, carriers’, workmen’s, warehouseman’s, repairmen’s, landlords’ and similar Liens granted or which arise in the ordinary course of business, (c) Liens securing indebtedness or liabilities that are reflected in the Company SEC Documents filed on or prior to the date hereof or that the Company or a Company Subsidiary is permitted to enter into pursuant to the terms of Section 5.01, (d) easements whether or not shown by the public records, overlaps, encroachments and any matters not of record that would be disclosed by an accurate survey or a personal inspection of the property (other than such matters that, individually or in the aggregate, materially adversely impair the current use of the subject real property), (e) title to any portion of the premises lying within the right of way or boundary of any public road or private road, (f) rights of parties in possession, (g) Liens imposed or promulgated by Law with respect to real property and improvements, including zoning regulations, and (h) such other Liens that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

“person” means an individual, corporation, partnership, limited partnership, limited liability partnership, limited liability company, joint venture, association, trust, unincorporated organization, Governmental Entity or other entity (including any person as defined in Section 13(d)(3) of the Exchange Act).

“PUCN” means the Public Utilities Commission of Nevada.

“Qualifying Party” means any person, group of persons or group that includes any person (so long as such person and the other members of such group, if any, who were members of such group immediately prior to the forty-fifth day after the date hereof continue to constitute at least 50% of the equity financing of such group) from whom the Company has received after the date hereof and prior to the forty-fifth (45th) day after the date hereof a Competing Proposal and with whom the Company enters into a definitive acquisition agreement prior to the sixtieth (60th) day after the date hereof.

“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping or disposing into the environment.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Subsidiary” of any person means another person of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other persons performing similar functions is owned or controlled directly or indirectly by such first person and/or by one or more of its Subsidiaries.

“Superior Proposal” means a Competing Proposal (with all percentages in the definition of Competing Proposal increased to fifty percent (50%)) made by any person on terms that the Company’s board of directors determines in good faith, after consultation with the Company’s outside financial and legal advisors, and considering such factors as the board of directors of the Company considers to be appropriate (including the conditionality and the timing and likelihood of consummation of such proposal), are more favorable to the Company and its stockholders from a financial point of view than the transactions contemplated by this Agreement.

“Tax” and “Taxes” means any federal, state, local or foreign net income, gross income, gross receipts, windfall profit, severance, property, production, sales, use, license, excise, stamp, franchise, employment, payroll, withholding, social security (or similar, including FICA), alternative or add-on minimum or any other tax, custom, duty, governmental fee or other like assessment or charge, together with any interest or penalty, addition to tax or additional amount imposed by any Governmental Entity.

“Tax Return” means any return, report or similar statement filed or required to be filed with respect to any Tax including any information return, claim for refund, amended return or declaration of estimated Tax.

“Tax Sharing Agreement” means any written or unwritten agreement or arrangement providing for the allocation or payment of Tax liabilities or payment for Tax benefits between or among members of any group of corporations filing Tax Returns that files, will file, or has filed Tax Returns on a combined, consolidated or unitary basis.

“Trademarks” means United States, state and non-U.S. trademarks, service marks, trade names, designs, logos, slogans and general intangibles of like nature, and pending registrations and applications to register the foregoing.

“Trade Secrets” means trade secrets and confidential ideas, know-how, concepts, methods, processes, formulae, technology, algorithms, models, reports, data, customer lists, supplier lists, mailing lists, business plans and other proprietary information, all of which derive value, monetary or otherwise, from being maintained in confidence.

Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Agreement	Preamble
Antitrust Laws	3.04(b)
Articles of Merger	1.03
Benefit Protection Period	5.10(a)
Book-Entry Shares	2.01(a)
Burdensome Effect	5.06(b)

Certificate	2.01(a)
Change of Company Recommendation	5.03(c)
Closing	1.02
Closing Date	1.02
Code	2.04(a)
Company	Preamble
Company Benefit Plan	3.12(a)
Company By-Laws	3.01(b)
Company Charter	3.01(b)
Company Common Stock	Recitals
Company Disclosure Letter	Article III
Company Employee	5.10(a)
Company Financial Statements	3.06
Company Intellectual Property Rights	3.17(a)
Company Material Contract	3.18
Company Options	2.03(a)
Company Permits	3.05(a)
Company Recommendation	5.04(c)
Company Representatives	5.03(a)
Company Required Governmental Approvals	3.04(b)
Company SEC Documents	3.06
Company Securities	3.02(d)
Company Stockholder Approval	3.23
Company Stockholder Meeting	5.04(c)
Company Subsidiary	3.01(c)
Company Voting Debt	3.02(f)
Co-Owned Property	3.15(c)
DSU Award	2.03(d)
DSU Payments	2.03(d)
Effective Time	1.03
ERISA	3.12(a)
Exchange Fund	2.02(a)
Existing D&O Coverage	5.08(b)
Final Regulatory Order	6.01(b)
Indemnified Liabilities	5.08(a)
Indemnified Party(ies)	5.08(a)
Intellectual Property Rights	3.17(a)
Leased Real Property	3.15(b)
Material Lease	3.15(b)
Merger	Recitals
Merger Consideration	2.01(a)
Notice of Change of Recommendation	5.03(d)
NRS	Recitals
NPC	3.06
Option Payments	2.03(a)
Outside Date	7.01(b)
Owned Real Property	3.15(a)

Parent	Preamble
Parent Contact	5.15
Parent Required Governmental Approvals	4.03(b)
Paying Agent	2.02(a)
Performance Award	2.03(c)
Performance Award Payments	2.03(c)
Permit	3.05(a)
Proxy Statement	3.07
RSU Award	2.03(b)
RSU Payments	2.03(b)
Sarbanes-Oxley Act	3.06
Share	2.01(a)
Shares	2.01(a)
SPPC	3.06
Sub	Preamble
Surviving Corporation	1.01
Takeover Statute	3.22
Transition Committee	5.15
Treasury Regulation	2.04(a)